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ALLIANCE ATLANTIS COMMUNICATIONS INC.

NOTICE AND
MANAGEMENT PROXY CIRCULAR

FOR THE
ANNUAL MEETING OF SHAREHOLDERS
JUNE 15, 2005

May 2, 2005

ALLIANCE ATLANTIS COMMUNICATIONS INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

        NOTICE IS HEREBY GIVEN that the annual meeting of the shareholders of Alliance Atlantis Communications Inc. (the "Corporation") will be held on Wednesday, the 15th day of June, 2005 at 10:00 a.m. at The Design Exchange, 234 Bay Street, Toronto, Ontario, Canada, for the following purposes:

1.
to receive the financial statements of the Corporation for the fiscal period ended December 31, 2004 together with the report of the auditors thereon;

2.
to elect directors for the ensuing year;

3.
to appoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors; and

4.
to transact such other business as may properly come before the meeting or any adjournment thereof.

        DATED at Toronto, Ontario this 2nd day of May, 2005.

By Order of the Board of Directors

ANDREA WOOD Executive Vice-President, Business and Legal Affairs and Corporate Secretary

If you are not able to be present at the meeting, please exercise your right to vote by signing and returning the enclosed form of proxy to Computershare Trust Corporation of Canada at 100 University Avenue, 11th Floor, Toronto, Ontario M5J 2Y1, Canada, not later than 5:00 p.m. on June 13, 2005 or, if the meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned meeting.

TABLE OF CONTENTS

Page
SOLICITATION OF PROXIES	1
Availability of Documents	1
Appointment of Proxies	1
Form of Proxy for Class A Shareholders	1
Attendance and Voting	2
Non-Registered Holders	2
Revocation	3
VOTING OF PROXIES	3
VOTING SHARES AND RESTRICTED SECURITIES	3
AUTHORIZED CAPITAL	3
DESCRIPTION OF THE CORPORATION'S SHARE CAPITAL	4
Class A Shares and Non-Voting Securities	4
Ownership and Transfer Restrictions	5
COMPENSATION PLANS	6
Equity Compensation Plans	6
Other Compensation Plans	6
PRINCIPAL HOLDERS OF VOTING SECURITIES	7
ELECTION OF DIRECTORS	7
APPOINTMENT OF AUDITORS	12
INFORMATION REGARDING THE CORPORATION	12
Compensation of Executive Officers	12
SUMMARY COMPENSATION TABLE	13
OPTION/STOCK APPRECIATION RIGHTS GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR	14
AGGREGATED OPTION/STOCK APPRECIATION RIGHTS EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/STOCK APPRECIATION RIGHTS VALUES	14
EMPLOYMENT CONTRACTS	15
Michael I.M. MacMillan	15
W. Judson Martin	15
Phyllis N. Yaffe	16
Edward Riley	16
Brad Alles	16
COMPOSITION OF THE HUMAN RESOURCES AND COMPENSATION COMMITTEE	17
REPORT ON EXECUTIVE COMPENSATION	17
Philosophy	17
Role of the Human Resources and Compensation Committee	18
Lead Director	19
Compensation of the Chief Executive Officer	19
Performance Graph	20
COMPENSATION OF DIRECTORS	20
INDEBTEDNESS	23
AGGREGATE INDEBTEDNESS AS AT MAY 2, 2005	23
TABLE OF INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS UNDER SECURITIES PURCHASE PROGRAMS AND OTHER PROGRAMS	23
CORPORATE GOVERNANCE PROCEDURES	23
The Sarbanes-Oxley Act of 2002	24
The Audit Committee Rules	24
Nasdaq Rules	24
Independence Evaluation	25
Recent Corporate Initiatives	25
Compliance with the TSX Guidelines	26
Expectations from Management	36
DIRECTORS' AND OFFICERS' LIABILITY INSURANCE	36
INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS	36
SHAREHOLDER PROPOSALS FOR NEXT YEAR'S ANNUAL MEETING	36
DIRECTORS' APPROVAL	37
APPENDIX I	38
EQUITY COMPENSATION PLANS	38
Share Compensation Plan	38
Share Option Plan	38
Share Purchase Plan	39
Alliance Atlantis Alternate Compensation Plan	39
Performance Share Appreciation Plan	40
Former Alliance Employee Stock Option Plan	41
OTHER COMPENSATION PLANS	43
Deferred Share Unit Plan	43
Advertising Sales Commission Plan	44
Consideration Pool Plan	44
Capital Pool Plan	44
Equity Bonus Plan	45
Equity Ownership Policy	45

i

ALLIANCE ATLANTIS COMMUNICATIONS INC.

ANNUAL MEETING OF SHAREHOLDERS
JUNE 15, 2005

MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES

        The information contained in this management proxy circular (the "Circular") is furnished in connection with the solicitation of proxies to be used at the annual meeting of shareholders (the "Meeting") of Alliance Atlantis Communications Inc. (the "Corporation") to be held on Wednesday, the 15th day of June, 2005 at 10:00 a.m. Toronto time at The Design Exchange, 234 Bay Street, Toronto, Ontario, Canada, and at all adjournments of the Meeting, for the purposes set forth in the accompanying notice of meeting. It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by employees of the Corporation. The solicitation of proxies by this Circular is being made by or on behalf of the management of the Corporation and the total cost of the solicitation will be borne by the Corporation. The information contained in this Circular is given as at May 2, 2005, except where otherwise noted.

Availability of Documents

        Copies of the Corporation's latest annual information form (together with the documents incorporated therein by reference), the consolidated balance sheets as at December 31, 2004 and the nine-month period ended December 31, 2003 and consolidated statements of earnings, retained earnings and cash flows for the fiscal year ended December 31, 2004 ("Calendar 2004") and the nine-month period ended December 31, 2003 and the fiscal year ended March 31, 2003, together with the report of the auditors thereon, management's discussion and analysis of the Corporation's financial condition and results of operations for Calendar 2004 and the nine-month fiscal period ended December 31, 2003 and the fiscal year ended March 31, 2003 (collectively referred to as the "Calendar 2004 Financial Statements"), the interim financial statements of the Corporation for periods subsequent to the end of Calendar 2004, the Corporation's annual information form for Calendar 2004 and this Circular are available upon request and without charge to security holders of the Corporation by writing to the Corporate Secretary of the Corporation at 121 Bloor Street East, Suite 1500, Toronto, Ontario, M4W 3M5. These documents are also available on SEDAR at www.sedar.com.

Appointment of Proxies

        The persons named in the enclosed form of proxy are representatives of management of the Corporation and are directors and/or officers of the Corporation. Only holders of Class A Voting Shares ("Class A Shares") are entitled to vote at the Meeting. Holders of Class A Shares who wish to appoint some other person to represent such shareholder at the Meeting may do so by inserting such person's name in the blank space provided in the relevant form of proxy. Such other person need not be a shareholder of the Corporation.

        To be valid, proxies must be deposited with Computershare Trust Corporation of Canada at 100 University Avenue, 11th Floor, Toronto, Ontario M5J 2Y1, Canada, not later than 5:00 p.m. on June 13, 2005 or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned meeting. If you have any questions with respect to your proxy and you are a registered shareholder, you may e-mail your questions to Computershare Trust Corporation of Canada at service@computershare.com.

        In November, 2003, the Corporation changed its year end from March 31 to December 31.

Form of Proxy for Class A Shareholders

        The form of proxy forwarded to holders of Class A Shares affords the shareholder the opportunity to specify whether the Class A Shares registered in the shareholder's name will be:

  (a)
  voted or withheld from voting in respect of the election of directors; and

  (b)
  voted or withheld from voting in respect of the appointment of auditors at a remuneration to be fixed by the directors.

Attendance and Voting

        Only registered holders of Class A Shares of the Corporation, or the persons they appoint as their proxies, are permitted to attend, speak at and vote on all matters that may properly come before the Meeting. Each Class A Share entitles the holder to one vote for each Class A Share held. Registered holders of the Corporation's Class B Shares (the "Non-Voting Securities") are permitted solely to attend and speak at the Meeting.

Non-Registered Holders

        In many cases, Class A Shares and Non-Voting Securities of the Corporation beneficially owned by a holder (a "Non-Registered Holder") are registered either:

  (a)
  in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

  (b)
  in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

        In accordance with the requirements of National Instrument 54-101, the Corporation has distributed copies of the notice of meeting, this Circular, the form of proxy for Class A Shareholders and the Corporation's annual report containing the Calendar 2004 Financial Statements (collectively, the "meeting materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

        Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Typically, Intermediaries will use a service company (such as ADP Investor Communications) to forward the meeting materials to Non-Registered Holders. Generally, Non-Registered Holders of Class A Shares who have not waived the right to receive meeting materials will either:

  (a)
  be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with Computershare Trust Corporation of Canada at 100 University Avenue, 11th Floor, Toronto, Ontario M5J 2Y1, Canada, as described above; or

  (b)
  more typically, be given a voting instruction form which must be completed and signed by the Non-Registered Holder of Class A Shares in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone).

        The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Please note that holders of Non-Voting Securities are permitted only to attend and speak at the Meeting, but may not vote in respect of any resolution. Should a Non-Registered Holder of Class A Shares who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. In either case, Non-Registered Holders of Class A Shares should carefully follow the instructions of their Intermediaries and their service companies.

Revocation

        A registered shareholder who has given a proxy may revoke the proxy:

  (a)
  by completing and signing a proxy bearing a later date and depositing it with Computershare Trust Company of Canada as described above; or

  (b)
  by depositing an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing:

  (i)
  at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of the Meeting, at which the proxy is to be used, or

  (ii)
  with the chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment of the Meeting; or

  (c)
  in any other manner permitted by law.

        A Non-Registered Holder of Class A Shares may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

VOTING OF PROXIES

        The management representatives designated in the enclosed form of proxy will vote or withhold from voting the shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. In the absence of such direction, such shares will be voted by the management representatives:

  (a)
  FOR the election of the directors nominated by management; and

  (b)
  FOR the appointment of PricewaterhouseCoopers LLP as auditors and to authorize the directors to fix their remuneration.

        The enclosed form of proxy confers discretionary authority upon the management representatives with respect to amendments to matters identified in the notice of meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, the management of the Corporation knows of no such amendments or other matters.

VOTING SHARES AND RESTRICTED SECURITIES

        On May 2, 2005, the Corporation had outstanding 1,005,447 Class A Shares and 42,496,062 Non-Voting Securities. Each holder of Class A Shares of record at the close of business on May 2, 2005, the record date (the "Record Date") established for notice of the Meeting and for voting in respect of the Meeting will be entitled to one vote for each Class A Share held on all matters proposed to come before the Meeting. Holders of Non-Voting Securities may attend and speak at the Meeting, but may not vote in respect of any of the matters to come before the Meeting.

AUTHORIZED CAPITAL

        The authorized capital of the Corporation consists of an unlimited number of Class A Shares and an unlimited number of Non-Voting Securities.

DESCRIPTION OF THE CORPORATION'S SHARE CAPITAL

Class A Shares and Non-Voting Securities

        Voting Rights — The Class A Shares entitle the holders thereof to one vote per share. The Non-Voting Securities do not entitle the holders thereof to any votes at meetings of shareholders of the Corporation, subject to the condition that the Non-Voting Securities entitle the holders thereof to one vote per share on any vote in respect of the liquidation, dissolution or winding-up of the Corporation or the sale, lease or exchange of all or substantially all of its property and as otherwise provided by law.

        Payment of Dividends — The holders of Class A Shares and Non-Voting Securities participate equally with each other in respect of the payment of dividends, including the amount per share of the dividend.

        Distribution of Assets — The Class A Shares and Non-Voting Securities rank equally with each other in respect of the return of capital in the event of the liquidation, dissolution or other distribution of assets of the Corporation for the purpose of winding up its affairs.

        Preservation of Rights — If either of the Class A Shares or Non-Voting Securities are subdivided, consolidated, reclassified or otherwise changed, appropriate adjustments shall be made at the same time to the rights attaching to the shares of the other class to ensure the preservation of the rights of each class in relation to those of the other.

        Conversion Rights — Each Class A Share is convertible at any time, at the holder's option, into one fully paid and non-assessable Non-Voting Security.

        If an offer (the "Offer") is made to purchase Class A Shares and the Offer is one which must, pursuant to applicable securities legislation or the rules of a stock exchange on which the Class A Shares are then listed, be made to all or substantially all of the holders of Class A Shares in a province of Canada to which the requirement applies, each of the Non-Voting Securities will become convertible at the option of the holder, at any time commencing eight days after the Offer is made and ending at the expiration of the Offer, into one Class A Share. The conversion right may be exercised only for the purpose of depositing the resulting Class A Shares in response to the Offer and the transfer agent of the Corporation (the "Transfer Agent") will deposit the resulting Class A Shares on behalf of the shareholder. No share certificates representing the Class A Shares will be delivered to the shareholder.

        If

    (a)
    Class A Shares resulting from the conversion and deposited pursuant to the Offer are withdrawn by the shareholder or are not taken up by the offeror, or

    (b)
    the Offer is abandoned or withdrawn by the offeror,

the Class A Shares will be re-converted into Non-Voting Securities and a share certificate representing the Non-Voting Securities will be sent to the Shareholder by the Transfer Agent.

        If the offeror takes up and pays for the Class A Shares resulting from conversion, the Transfer Agent shall deliver to the holders thereof the consideration paid for such shares by the offeror.

        There is no right to convert the Non-Voting Securities into Class A Shares in the following cases:

  (a)
  the Offer is not required under applicable securities legislation or the rules of a stock exchange on which the Class A Shares are then listed to be made to all or substantially all holders of Class A Shares who are resident in a province of Canada to which the legislation applies (that is, the Offer is an "exempt take-over bid" within the meaning of such securities legislation);

  (b)
  an offer to purchase Non-Voting Securities is made concurrently with the Offer and the two offers are identical in respect of price per share, percentage of outstanding shares for which the offer is made, and in all other material respects. The offer to purchase the Non-Voting Securities must be unconditional, subject to the exception that the offer for the Non-Voting Securities may contain a condition to the effect that the offeror not be required to take up and pay for Non-Voting Securities tendered in response to the offer if no Class A Shares are purchased pursuant to the Offer; or

  (c)
  holders of Class A Shares representing, in the aggregate, more than 50% of the outstanding Class A Shares (excluding shares owned immediately prior to the Offer by the offeror and any party acting jointly or in concert with the offeror, as defined in the relevant securities legislation) certify to the Transfer Agent and to the Corporate Secretary that they will not tender any shares in response to the Offer and such certificate is not withdrawn during the offer period.

        Each Non-Voting Security will be automatically converted into one Class A Share in the event that the Chairman of the Board of Directors of the Corporation (the "Board") fails to deliver to the Transfer Agent, within 140 days of the end of the immediately preceding fiscal year of the Corporation, a certificate, signed by the Chairman of the Board, that an independent committee of the Board has determined that it continues to be necessary for the Corporation to be Canadian controlled, or that there be limitations on the number of shares held by non-Canadians, for the purposes of determining the eligibility of the Corporation for financial incentives or assistance or licences from any Canadian federal or provincial government or agency or for any other regulatory purpose. Such certificate has been delivered to the Transfer Agent in respect of Calendar 2004.

Ownership and Transfer Restrictions

        Applicable laws and the nature of the Corporation's business require that it ensure that the level of non-Canadian ownership be monitored and limited. Accordingly, the articles of the Corporation contain a provision which permits the Corporation to prohibit the issuance or transfer of its shares to any person who is not a "Canadian" (within the meaning of any applicable statute, regulation, guideline or policy) if the issue or transfer would cause the Corporation to cease to be qualified to carry on any relevant business. The current limit on non-Canadian ownership of the Corporation's shares in the aggregate is shares representing not more than 33 1/3% of all issued and outstanding voting shares and not more than 33 1/3% of the votes attached to all issued and outstanding voting shares.

        Before an issue or transfer of shares is recorded in the register of the Corporation's shareholders, the purchaser or transferee, as the case may be, may be required to submit to the Corporation or its agents a declaration as to the purchaser's or transferee's beneficial ownership of shares of the Corporation, its citizenship and such other matters as the Board of the Corporation may deem relevant in order to determine whether the registration of the purchaser or transferee should be prohibited. Such a declaration may also be required at any time when proxies are being solicited from shareholders, before or at any meeting of shareholders or at any time when, in the opinion of the directors of the Corporation, the holding of shares by any non-Canadian person should be prohibited. The Corporation's shareholders are, therefore, restricted from selling their shares to non-Canadians to the extent that the resulting holdings would result in a breach of these restrictions. In addition, the directors of the Corporation may refuse to register a transfer of any shares of the Corporation if such transfer could require the prior approval of the Canadian Radio-television and Telecommunications Commission or any other governmental body or authority having or purporting to have jurisdiction.

        Each year the Executive Committee of the Board must advise the Chief Executive Officer, within 140 days after the fiscal year end, that it is necessary or advisable that the Corporation be Canadian-controlled. If the Executive Committee should not so advise, the Non-Voting Securities of the Corporation are to be automatically converted into Class A Shares. On March 30, 2005, the Executive Committee advised the Chief Executive Officer that it is necessary, or advisable for the Corporation to be Canadian-controlled.

COMPENSATION PLANS

Equity Compensation Plans

        See Appendix I for a description of the Corporation's Equity Compensation Plans.

Table of Equity Compensation Plans

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights as at December 31, 2004		Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights as at December 31, 2004	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans as at December 31, 2004 (excluding securities reflected in column (a))
Equity Compensation Plans Approved by Securityholders(1)	(a)		(b)	(c)
Class A Shares	6,260		$14.25	Nil
Non-Voting Securities	2,329,509	(2)	$21.02	1,967,957	(3)
Equity Compensation Plans not Approved by Securityholders
Nil	N/A		N/A	N/A

TOTAL	2,329,509		$21.02	1,967,957

(1)
This includes the Alliance Atlantis Share Compensation Plan, the Alliance Atlantis Alternate Compensation Plan and the Former Alliance Employee Stock Option Plan (see "Appendix I — Equity Compensation Plans").

(2)
This includes 9,075 shares to be purchased under the Share Purchase Plan portion of the Alliance Atlantis Share Compensation Plan. (See "Appendix I — Equity Compensation Plans").

(3)
Under the terms of the Alliance Atlantis Share Compensation Plan, the aggregate maximum number of Non-Voting Securities available for issuance was 4,500,000. Under the Share Purchase Plan portion of the Alliance Atlantis Share Compensation Plan, a maximum of 100,000 shares are issuable from treasury. The Share Option Plan portion of the Alliance Atlantis Share Compensation Plan, together with the total number of shares issuable under all other share option plans of the Corporation shall at no time exceed 9.9% of the total shares outstanding from time to time. The maximum number of Non-Voting Securities available for issuance under the Alliance Atlantis Alternate Compensation Plan is 150,000, of which 13,538 have been issued.

Other Compensation Plans

        For a description of the Corporation's other compensation plans, see Appendix I

PRINCIPAL HOLDERS OF VOTING SECURITIES

        As at May 2, 2005, to the knowledge of the directors and officers of the Corporation, the only persons or corporations who beneficially own, directly or indirectly, or exercise control or direction over, shares of the Corporation carrying more than 10% of the voting rights attached to any class of outstanding shares of the Corporation entitled to vote in connection with any matters being proposed for consideration at the Meeting are indicated below. The number and class of securities indicated have been provided by the holders thereof and have not been independently verified by the Corporation.

Name	Number of Class A Shares	Percentage of Class A Shares
Southhill Strategy Inc.(1)	670,995	66.7%
Sumac Corporation Limited(2)	127,242	12.6%

Note:

(1)
Southhill Strategy Inc. is controlled by Michael I.M. MacMillan and Seaton S. McLean.

(2)
Sumac Corporation Limited is controlled by Donald Sobey. Mr. Sobey controls an additional 15,000 Class A Shares through the Donald R. Sobey Foundation.

ELECTION OF DIRECTORS

        The articles of the Corporation stipulate that the Board shall consist of a minimum of ten directors and a maximum of 20. The term of office of each director expires at the Meeting. The Board has determined that the number of directors to be elected at the Meeting is eleven (see "Corporate Governance Procedures — TSX Guidelines" — item 7). The directors of the Corporation may fill vacancies resulting from the death, resignation or retirement of directors. In addition, the Board is authorized to appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of additional directors so appointed cannot exceed one-third of the number of directors elected at the previous annual meeting of shareholders. The management representatives designated in the enclosed form of proxy intend to vote for the election of directors of the proposed nominees whose names are set out below. All such nominees are now directors and have been directors since the dates indicated below. Management does not contemplate that any of the proposed nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the designated management representatives reserve the right to vote for another nominee at their discretion. Each director elected will hold office until the next annual meeting or until his successor is elected or appointed.

        The Corporation has an Audit Committee, an Executive Committee, a Corporate Governance Committee and a Human Resources and Compensation Committee. The Corporation's former Corporate Governance and Human Resources Committee was reconstituted into two committees on November 12, 2004. The members of these committees as at December 31, 2004 are indicated below. The Terms of Reference of the Committees may be found on the Corporation's website at www.allianceatlantis.com under the Corporate Governance section. The Board met fourteen times in Calendar 2004. The Audit Committee met six times. The Executive Committee met two times. The combined Corporate Governance and Human Resources Committee met five times last year. The recently constituted Human Resources and Compensation Committee met one time. The recently constituted Corporate Governance Committee met one time.

        The following table states the name of each person proposed to be nominated for election as a director, the date the person first became a director of the Corporation, that person's membership on Board committees, that person's attendance at Board and committee meetings, and the number of Class A Shares, Non-Voting Securities, options and PSAPs (as defined in "Appendix I — Equity Compensation Plans — Performance Share Appreciation Plan") of the Corporation beneficially owned or over which control or direction was exercised by that person as of May 2, 2005.

Number of Meetings Attended in 2004
Shareholdings as at May 2, 2005
Nominee for Election as Director(1)	Director Since		Board	Committees
ANTHONY F. GRIFFITHS(2)(3) Lead Director	January 1996	10,052 Non-Voting Securities 10,000 Options for Non-Voting Securities 11,031 DSUs 8,000 PSAPs	14 of 14	6 of 6 AC(4) 2 of 2 EC(4)

Anthony F. Griffiths resides in Toronto, Ontario. Since 1993, Mr. Griffiths has been associated with various companies acting as an independent consultant. Mr. Griffiths is the Chairman of the Board of Directors of Russel Metals Inc. and Leitch Technology Corporation. Mr. Griffiths is also a director of Jaguar Mining Inc., Vitran Corporation, Fairfax Financial Holdings Limited, IMI International Medical Innovations Inc., Hub International Limited and Odyssey Re Holdings Corp. Formerly, Mr. Griffiths was President and Chief Executive Officer of Jonlab Investments, Chairman and Chief Executive Officer of Canadian Cablesystems Ltd. and Chairman, President and Chief Executive Officer of Mitel Corp.

PIERRE DESROCHES	September 1995	100 Class A Shares 2,494 Non-Voting Securities 10,000 Options for Non-Voting Securities 7,278 DSUs 8,000 PSAPs	14 of 14	5 of 5 GC(5)

Pierre DesRoches, resides in Saint Lambert, Quebec. Mr. DesRoches is a business consultant to the communications industry. Over the last several years he has provided advice to the Department of Canadian Heritage, the Canadian Broadcasting Corporation and the Société des entreprises culturelles de Québec. Formerly, Mr. DesRoches was the Executive Director of Telefilm Canada, the Executive Vice President of the Canadian Broadcasting Corporation, the President of the North American National Broadcasters Association and the President of the French-speaking community of public broadcasters. Mr. DesRoches has been a director of Telesat Canada, the Montreal Opera Company and the Banff Television Festival. He has been honoured by the French government who named him officier of l'Ordre des arts et des lettres de France.

HAROLD P. GORDON, Q.C.	December 1992	9,890 Class A Shares 8,528 Non-Voting Securities 10,000 Options for Non-Voting Securities 12,997 DSUs 8,000 PSAPs	14 of 14	1 of 1 EC(6) 5 of 5 GC

Harold P. Gordon resides in Sunny Isles, Florida. In November 2001, Mr. Gordon was appointed Chairman of the Board of Directors of Dundee Corporation (formerly, Dundee Bancorp Inc.) Mr. Gordon has previously worked as a special assistant to a Minister of the Federal Government of Canada, was a managing partner of Stikeman Elliott LLP during his 28-year career as a practicing lawyer and was most recently Vice Chairman of Hasbro Inc. Mr. Gordon serves as a director of Dorel Industries Limited, Dundee Corporation, Sonomax Hearing Health Care Inc., Transcontinental Limited and is Chairman of the Sauve Scholars Foundation.

ELLIS JACOB	December 1992	633 Non-Voting Securities 110,000 Options for Non-Voting Securities 9,284 DSUs 8,000 PSAPs	11 of 14	6 of 6 AC 1 of 1 EC(6)

Ellis Jacob resides in Toronto, Ontario. Mr. Jacob is the President and Chief Executive Officer, and Director, General Partner of Cineplex Galaxy LP, one of Canada's largest motion picture exhibitors. From 1999 to November 25, 2003, Mr. Jacob was the Chief Executive Officer and co-founder of Galaxy Entertainment Inc., a movie theatre circuit concentrated in mid-size Canadian markets. From September 1998 to October 2000, Mr. Jacob was a consultant to the Corporation and prior to September 1998, Mr. Jacob was the Executive Vice President and then Chief Operating Officer of Cineplex Odeon Corporation. Mr. Jacob is a director of the Toronto International Film Festival Group, the Motion Picture Theatre Association of Canada and various charitable boards and committees.

ALLEN KARP, Q.C.(7)	March 1992	6,164 Non-Voting Securities 10,000 Options for Non-Voting Securities 9,778 DSUs 8,000 PSAPs	12 of 14	2 of 2 EC 4 of 4 GC 1 of 1 HR(5)

Allen Karp resides in Toronto, Ontario. Mr. Karp has been with Cineplex Odeon Corporation since 1986, where he is currently the Chairman, Emeritus. Mr. Karp was a partner in the law firm of Goodman and Carr LLP, where he practiced law from 1966 until 1986. Mr. Karp also: sits on the Board of Directors of Teknion Corporation, where he is lead director and sits on all major committees; is a Trustee of Royal LePage Franchise Services Fund and a director of its management company, the Chair of its corporate governance committee and sits on the audit committee; is a Trustee of the IBI Group, and sits on the audit committee; and is Chairman of the Toronto International Film Festival Group and a member of all major committees.

DAVID J. KASSIE	December 1992	718 Non-Voting Securities 10,000 Options for Non-Voting Securities 8,284 DSUs 8,000 PSAPs	10 of 14	0 of 1 EC(6) 1 of 1 HR(5)

David J. Kassie resides in Toronto, Ontario. Mr. Kassie is a Principal, Chairman and Chief Executive Officer of Genuity Capital Markets. He was the Chairman of Carem Merchant Bank in 2004. Prior to February, 2004, he was the Chairman and Chief Executive Officer of CIBC World Markets and the Vice Chairman of CIBC. Mr. Kassie has extensive experience as an advisor, underwriter and principal. He sits on a number of corporate boards of directors. Mr. Kassie is actively involved in community and charitable organizations and is on the Board of Directors of the Shoah Foundation, the Hospital for Sick Children and the Ivey School of Business. He is a past board member of Women in Capital Markets and he was: Chairman of the University of Guelph Campaign; and was the Patrons' Council Chair for An Evening with Rudolph Giuliani in November, 2002.

MICHAEL I. M. MACMILLAN	June 1989	670,995 Class A Shares(8) 27,889 Non-Voting Securities 125,000 Options for Non-Voting Securities 533,800 PSAPs	14 of 14	2 of 2 EC

Michael I.M. MacMillan resides in Toronto, Ontario. Mr. MacMillan is the Chairman and Chief Executive Officer of the Corporation. Mr. MacMillan is also the Chairman of the Board of Directors of Motion Picture Distribution Inc. Mr. MacMillan has served on various corporate boards and has been involved with a variety of charitable and community organizations. He is currently on the board of and the President of the Canadian Club of Toronto, is on the board of the Toronto International Film Festival and is a Governor of Upper Canada College.

DR. MARGOT NORTHEY	September 2001	10,000 Options for Non-Voting Securities 4,578 DSUs 8,000 PSAPs	14 of 14	5 of 6 AC 1 of 1 HR(5)

Dr. Margot Northey resides in North Saanich, British Columbia. Dr. Northey was a Professor and Dean of Queen's School of Business at Queen's University in Kingston, Ontario from September 1995 to June 2002. Dr. Northey is currently on the Board of Directors of Stressgen Biotechnologies, Wawanesa Insurance Company, Fraser Papers Inc., Norbord Inc., British Columbia Transmission Corp. and Aliant Inc. Dr. Northey has been a Vice President of the International Association of Business Communicators and a Director of the Association to Advance Collegiate Schools of Business. Dr. Northey has also served on the selection committee for the CEO of the Year Award and for the Ontario Rhodes Scholarships. Dr. Northey is the author of five books and several articles.

BARRY J. REITER(9)	September 1993	1 Class A Share 13,045 Non-Voting Securities 10,000 Options for Non-Voting Securities 12,223 DSUs 8,000 PSAPs	13 of 14	2 of 2 EC 5 of 5 GC

Barry J. Reiter resides in Toronto, Ontario. Mr. Reiter is a senior partner and member of the Executive Committee, Chairman of the Technology Group and Co-Chair of the Corporate Governance practice of Torys LLP, a law firm based in New York and Toronto. Mr. Reiter is a director of Avotus Corporation, Skypower Corporation, Eco Waste Solutions Inc., RBC Technology Ventures Inc., Binscarth PVC Ventures Inc., Park Avenue Investment Corporation, Motion Picture Distribution Inc., and 724 Solutions Inc., and is a member of the Advisory Board of the Centre for Innovation Law and Policy.

DONALD R. SOBEY	September 1996	142,242 Class A Shares 2,074 Non-Voting Securities 22,520 Options for Non-Voting Securities 10,439 DSUs 8,000 PSAPs	11 of 14	6 of 6 AC 0 of 1 HR(5)

Donald R. Sobey resides in Stellarton, Nova Scotia. Mr. Sobey is the Chairman Emeritus of Empire Company Limited. Mr. Sobey sits on numerous Boards of Directors including Sobeys Inc., High Liner Foods Inc., Toronto-Dominion Bank, Stora Enso Port Hawkesbury, and World Wildlife Fund. Mr. Sobey is the current Chair of the National Gallery of Canada and the former Chair of Maritime Telegraph & Telephone Company Limited.

ROBERT J. STEACY(10)	March 2005	107 DSUs	N/A(10)	N/A(10)

Robert Steacy resides in Toronto, Ontario. Mr. Steacy held the position of Executive Vice-President and Chief Financial Officer of Torstar Corporation from May, 2002 until his recent retirement in May, 2005 and held the position of Vice-President of Finance from January, 1989 to April, 2002. Mr. Steacy sits on the boards of Domtar Inc. and the University of Toronto Press and is a trustee of Somerset Entertainment Income Fund. He is Chair of the audit committee of Somerset Entertainment Income Fund and a member of the audit committees of Domtar Inc. and the University of Toronto Press.

Notes:

(1)
Each of the directors has held the principal occupations listed below for the preceding five years except where otherwise noted.

(2)
Effective November 22, 2002, Mr. Griffiths was appointed Lead Director of the Board.

(3)
Before resigning in June, 2004, Anthony Griffiths was a member of the board of directors of Brazilian Resources Inc. ("Brazilian") which was the subject of a temporary cease trade order issued by the OSC on June 10, 2001, relating to management and insiders for late filing of financial statements. The order was rescinded on July 30, 2001. The exchange suspended trading in Brazilian as a result of a cease trade order issued by the British Columbia Securities Commission (the "BCSC") on June 30, 2003 due to the late filing of financial statements. This cease trade order was lifted by the BCSC on July 8, 2003 and by the OSC on July 29, 2003. Mr. Griffiths was formerly a director of Consumers Packing Inc. (resigned April, 2002), while it operated under the protection of the Companies' Creditors Arrangement Act ("CCAA") in 2001. During the protection period, cease trade orders were issued against management and insiders due to the failure to file financial statements. Mr. Griffiths was also a director of Confederations Life Insurance Company at the time it was placed into liquidation (1994); a director of Consumers Packaging Inc. at the time it was placed in liquidation under the protection of the CCAA in 2001, and he was a director of Slater Steel Inc. (resigned August, 2004) which operated under the protection of the CCAA in an orderly wind-down (2003).

(4)
AC means Audit Committee; and EC means Executive Committee.

(5)
Until November, 2004, GC means Corporate Governance and Human Resources Committee. Commencing with the November 12, 2004 committee meeting, a new committee structure was in place and a separate Human Resources and Compensation Committee was formed. From November 12, 2004 onwards, GC means Governance Committee and HR means Human Resources and Compensation Committee.

(6)
A new committee structure was in place for the December, 2004 meeting, at which time Ellis Jacob and David Kassie replaced Harold Gordon on the Executive Committee.

(7)
Allen Karp was a director of Cineplex Odeon Corporation and Loews Cineplex Entertainment Corp. which filed for bankruptcy protection in 2001.

(8)
As at December 31, 2004, Mr. MacMillan controlled 2,513,749 Class A Shares of the Corporation including 74,000 Class A Shares which he owned directly. As of March 18, 2005, following a re-organization, a corporation controlled by Mr. MacMillan and Seaton McLean controls 670,995 Class A Voting Shares of the Corporation.

(9)
Barry Reiter was a director of LAVA Systems Inc. In 1999, LAVA's common shares were the subject of a cease trade order for a period exceeding 30 consecutive days, which is currently in effect. In addition, in that year LAVA had a receiver appointed to hold and dispose of its assets. Mr. Reiter was also a director of Battery Technologies Inc. ("BTI"). BTI declared bankruptcy in 2003.

(10)
Robert Steacy was appointed a director on March 31, 2005. Mr. Steacy was a director of ITI Education Corporation ("ITI"), as a result of Torstar's partial ownership of ITI, when it voluntarily agreed to the appointment of a receiver in August, 2001. Mr. Steacy resigned from the board of ITI on August 16, 2001. In October 2001, a cease trading order was issued against ITI by the OSC which prohibited the trading of securities of ITI until filing of an Order of Revocation by the OSC. The cease trading order was imposed as a result of ITI's failure to file its interim financial statements in accordance with Ontario securities law.

APPOINTMENT OF AUDITORS

        The management representatives designated in the enclosed form of proxy intend to vote in favour of the reappointment of PricewaterhouseCoopers LLP as auditors of the Corporation to hold office until the next annual meeting of shareholders and to authorize the directors to fix their remuneration. PricewaterhouseCoopers LLP have been the auditors of the Corporation, or its predecessor, since 1990.

        For Calendar 2004, fees for audit and audit related services provided by the auditors for the Corporation and its subsidiaries were $5,010,440 as compared to $3,418,415 in the nine-month fiscal period ended December 31, 2003. Non-audit fees paid to the auditors relating to tax planning and compliance, internal control, risk management and other advisory services were $471,756 in Calendar 2004 and $648,494 in the nine-month period ended December 31, 2003.

INFORMATION REGARDING THE CORPORATION

Compensation of Executive Officers

        The tables and related narrative below present information about compensation of the Corporation's "Named Executive Officers". Securities legislation provides that the Named Executive Officers must include the Chief Executive Officer, the Chief Financial Officer and each of the Corporation's three most highly compensated "executive officers" (as defined in the applicable securities rules) determined on the basis of the total cash compensation (salary and bonus earned in Calendar 2004).

SUMMARY COMPENSATION TABLE

			Annual Compensation					Long-Term Compensation
								Awards			Payouts
Named Executive Officer	Year		Salary ($)		Bonus ($)		Other Annual Compensation ($)(1)	Securities Under Options(2)/ Stock Appreciation Rights Granted(3) (#)		Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts(4) ($)	All Other Compensation ($)

Michael I.M. MacMillan Chairman & CEO	C2004 A2004 2003	(5) (6)	750,000 562,500 650,000	(7)	843,750 843,750 487,500		112,400 75,750 101,000	Nil/400,000 Nil/300,000 Nil/Nil		N/A N/A N/A	Nil Nil 203,125	Nil Nil Nil

W. Judson Martin(8) Senior Executive Vice President & CFO	C2004 A2004 2003	(5) (6)	500,000 375,000 450,000	(7)	375,000 500,000 225,000		— — —	Nil/150,000 Nil/100,000 200,000/Nil	(9)	N/A N/A N/A	Nil Nil N/A	Nil Nil Nil

Phyllis N. Yaffe Chief Operating Officer	C2004 A2004 2003	(5) (6)	500,000 375,000 450,000	(7)	500,000 375,000 225,000		— — —	Nil/150,000 Nil/100,000 50,000/Nil		N/A N/A N/A	Nil Nil N/A	Nil Nil Nil

Edward A. Riley Executive Managing Director	C2004 A2004 2003	(5) (6)	500,000 375,000 500,000	(7)	250,000 193,750 250,000		68,631 49,356 57,475	Nil/75,000 Nil/75,000 Nil/Nil		N/A N/A N/A	234,141 Nil 62,500	Nil Nil Nil

Brad Alles Executive Vice President, Sales & Interactive	C2004 A2004 2003	(5) (6)	325,000 187,500 200,000	(7)	698,942 370,212 392,172	(10)	— — —	25,000/Nil 4,500/Nil Nil/Nil		N/A N/A N/A	N/A N/A N/A	Nil Nil Nil

Note:

(1)
The value of perquisites and benefits for each Named Executive Officer, unless otherwise specified, is less than the lesser of $50,000 and 10% of that person's total annual base compensation and bonuses.

(2)
This represents options granted under the Corporation's option plans. See "Appendix I — Equity Compensation Plans".

(3)
This represents PSAP Units granted under the Performance Share Appreciation Plan. See "Appendix I — Equity Compensation Plans — Performance Share Appreciation Plan".

(4)
Effective April 1, 2003, the Corporation implemented the Performance Share Appreciation Plan which replaced the former Long-Term Incentive Plan. See "Appendix I — Equity Compensation Plans — Performance Share Appreciation Plan".

(5)
This represents the twelve-month period of Calendar 2004.

(6)
This represents the abridged fiscal nine-month period April 1, 2003 to December 31, 2003.

(7)
This amount represents salary for the period of April 1, 2003 — December 31, 2003. As at December 31, 2003, the annualized salaries for the calendar year were as follows: Mr. MacMillan's salary and other compensation was $750,000 and $101,000 respectively; Mr. Martin's salary was $500,000; Ms. Yaffe's salary was $500,000; Mr. Riley's salary and other compensation was $500,000 and $57,475 respectively; Mr. Alles' salary was $237,500.

(8)
Mr. Martin resigned as Executive Vice President & CFO on November 1, 2002 and was appointed Senior Executive Vice President & CFO effective March 2, 2003.

(9)
These options were granted upon Mr. Martin's reappointment in March 2003.

(10)
This represents earnings under the Corporation's Broadcast Sales Commission Plan. See "Appendix I — Other Compensation Plans — Advertising Sales Commission Plan".

OPTION/STOCK APPRECIATION RIGHTS GRANTS DURING THE
MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options/Stock Appreciation Rights Granted (#)	% of Total Options/Stock Appreciation Rights Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/Stock Appreciation Rights on the Date of the Grant(1) ($/Security)	Expiration Date

Michael I.M. MacMillan	Nil/400,000(2)	Nil/50%(2)	$19.82	$19.82	January 15, 2007(2)

W. Judson Martin	Nil/150,000(2)	Nil/18.7%(2)	$19.82	$19.82	January 15, 2007(2)

Phyllis N. Yaffe	Nil/150,000(2)	Nil/18.7%(2)	$19.82	$19.82	January 15, 2007(2)

Edward Riley	Nil/75,000(2)	Nil/9%(2)	$19.82	$19.82	January 15, 2007(2)

Brad Alles	25,000(3)/Nil(2)	11%(3)/Nil	$22.00	$22.00	February 28, 2014(3)

Note:

(1)
The closing price of the Non-Voting Securities on The Toronto Stock Exchange as at January 1, 2004 was $19.82.

(2)
This represents Performance Share Appreciation Plan awards. See "Appendix I — Equity Compensation Plans — Performance Share Appreciation Plan".

(3)
This represents stock options granted under the Corporation's Share Option Plan. See "Appendix I — Equity Compensation Plans — Share Option Plan".

AGGREGATED OPTION/STOCK APPRECIATION RIGHTS EXERCISES DURING
THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL
YEAR-END OPTION/STOCK APPRECIATION RIGHTS VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/Stock Appreciation Rights at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in-the-Money Options/Stock Appreciation Rights at FY-End(1) ($) Exercisable/Unexercisable

Michael I.M. MacMillan	Nil	N/A	125,000/Nil(2) 50,100/649,900(3)	713,750/Nil(2) 762,021/8,956,979(4)

W. Judson Martin	Nil	N/A	50,000/150,000(2) 33,300/216,700(3)	960,500/2,881,500(2) 506,493/2,948,007(4)

Phyllis N. Yaffe	Nil	N/A	134,750/56,250(2) 33,300/216,700(3)	1,548,423/951,188(2) 506,493/2,948,007(4)

Edward A. Riley	Nil	N/A	125,000/Nil(2) Nil/125,025(3)	713,750/Nil(2) Nil/1,727,630(4)

Brad Alles	5,000	33,757	4,125/29,375(2) Nil/Nil(3)	68,655/348,835(2) Nil/Nil(4)

Note:

(1)
The closing price of the Non-Voting Securities on The Toronto Stock Exchange as at December 31, 2004 was $32.71.

(2)
Options granted under the Corporation's option plans. "Appendix I — Equity Compensation Plans"

(3)
PSAP Units. See "Appendix I — Equity Compensations Plans — Performance Share Appreciation Plan."

(4)
The "in-the-money" values for the PSAP Units were determined assuming a second quartile TSR of 100% payout at time of exercise. Actual payouts could range from 50% to 125% depending on the Corporation's TSR quartile at the time of exercise. See "Appendix I — Equity Compensations Plans — Performance Share Appreciation Plan".

EMPLOYMENT CONTRACTS

        The following summarizes the material terms of the employment contracts which have been entered into by the Corporation with the Named Executive Officers.

Michael I.M. MacMillan

        Michael I.M. MacMillan, the Chairman and Chief Executive Officer of the Corporation, entered into a renewed employment agreement with the Corporation effective April 1, 2004, which renews automatically for successive five-year periods on terms no less favourable to him than those of his then current agreement and having regard to applicable industry standards unless: (i) Mr. MacMillan provides written notice of termination to the Corporation at least one year prior to the end of the then-current employment period; (ii) the Corporation terminates the agreement for cause or disability; or (iii) the Corporation terminates the agreement without cause upon suitable notice.

        "Suitable notice" means 36 months' notice upon a change of control of the Corporation or within one year thereafter, or 24 months' notice in all other cases. In addition, Mr. MacMillan is prohibited from engaging in any business that is in competition with the Corporation, and will not solicit employees or customers of the Corporation, for the term of the agreement and for a period of 12 months and 24 months, respectively, after the termination of the agreement. Mr. MacMillan's current employment agreement expires on December 31, 2008.

        As Chairman and Chief Executive Officer of the Corporation, Mr. MacMillan is responsible for overall strategic planning and leadership of the business to ensure competitiveness, growth and maximum return on invested capital. Mr. MacMillan is currently paid an annual salary of $772,500, is eligible for an annual bonus at the discretion of the Board and is also eligible to participate in the Performance Share Appreciation Plan (the "PSAP"). See "Appendix I — Equity Compensation Plans — Performance Share Appreciation Plan".

W. Judson Martin

        W. Judson Martin, Senior Executive Vice President and Chief Financial Officer of the Corporation, entered into an employment agreement with the Corporation on March 3, 2003 for a five-year term expiring on March 2, 2008. This agreement renews automatically for successive five-year periods on terms no less favourable to Mr. Martin than those of his then current agreement and having regard to applicable industry standards unless: (i) Mr. Martin provides the Corporation with three months notice of termination; (ii) Mr. Martin provides notice of termination to the Corporation upon or within six months of a change of control upon which he would be entitled to the notice payments due in (iv); (iii) the Corporation terminates the agreement for cause or disability; or (iv) the Corporation terminates the agreement without cause on suitable notice.

        "Suitable notice" means 36 months' notice upon a change of control of the Corporation or within one year thereafter, or 24 months' notice in all other cases. In addition, Mr. Martin is prohibited from engaging in any business that is in competition with the Corporation, and will not solicit employees or customers of the Corporation, for the term of the agreement and for a period of 12 months and 24 months, respectively, after the termination of the agreement. On any termination of Mr. Martin's employment by the Corporation, options to purchase shares of the Corporation granted to Mr. Martin that would have vested during the 24 month notice period will be deemed to have vested immediately upon receipt by Mr. Martin of the notice of termination. If the Corporation terminates the agreement without cause or because of disability, the exercise period will be the lesser of the balance of the option terms and two years. On May 5, 2005, the Corporation announced that Mr. Martin would be leaving the Corporation once a successor was found.

        As Senior Executive Vice President and Chief Financial Officer, Mr. Martin has overall responsibility for the financial affairs of the Corporation worldwide, as well as corporate development and investor relations. He works closely with the Chairman and Chief Executive Officer and the Board regarding the strategic direction of the Corporation. Mr. Martin is currently paid an annual salary of $515,000, is eligible for an annual bonus at the discretion of the Board and is also eligible to participate in the Alliance Atlantis Share Compensation Plan (the "Share Compensation Plan") and the PSAP. See "Appendix I — Equity Compensation Plans".

Phyllis N. Yaffe

        Phyllis Yaffe, Chief Operating Officer of the Corporation, entered into a new employment agreement with the Corporation effective January 1, 2004, which renews automatically for successive five-year periods on terms no less favourable to her than those of her then current agreement and having regard to applicable industry standards unless: (i) Ms. Yaffe provides written notice of termination to the Corporation at least six months prior to the end of the then-current employment period; (ii) the Corporation terminates the agreement for cause or disability; or (iii) the Corporation terminates the agreement without cause on suitable notice.

        "Suitable notice" means 36 months' notice upon a change of control of the Corporation or within one year thereafter, or 24 months' notice in all other cases. Ms. Yaffe is entitled to a one-time bonus equal to 100% of her current salary if Ms. Yaffe neither resigns or is terminated by the Corporation within one year following a change of control of the Corporation. In addition, Ms. Yaffe is prohibited from engaging in any business that is in competition with the Corporation, and will not solicit employees or customers of the Corporation for the term of the agreement and for a period of 12 months (6 months in the event of change of control) and 24 months, respectively, after the termination of the agreement. Ms. Yaffe's current employment agreement expires on December 31, 2008.

        As Chief Operating Officer of the Corporation, Ms. Yaffe has responsibility for the programming, marketing, advertising sales, international TV sales and business and legal affairs of the Corporation. Ms. Yaffe is currently paid an annual salary of $515,000, is eligible for an annual bonus at the discretion of the Board and is also eligible to participate in the Share Compensation Plan and the PSAP. See "Appendix I — Equity Compensation Plans".

Edward Riley

        Mr. Riley's employment agreement with the Corporation, effective September 21, 1998, as amended, was renewed for a successive five year term on the same terms as previous, effective April 1, 2004. The current term will expire on March 31, 2009. The agreement will renew automatically for successive five-year terms on terms no less favourable than those of his then current agreement and having regard to applicable industry standards unless: (i) Mr. Riley provides written notice of termination to the Corporation at least one year prior to the end of the then-current employment period; or (ii) the Corporation terminates the agreement for cause or disability; or (iii) the Corporation terminates the agreement without cause upon suitable notice.

        "Suitable notice" means 36 months' notice upon a change of control of the Corporation or within one year thereafter, or 24 months' notice in all other cases. In addition, Mr. Riley is prohibited from engaging in any business that is in competition with the Corporation, and will not solicit employees or customers of the Corporation, for the term of the agreement and for a period of 12 months and 24 months, respectively, after the termination of the agreement.

        As Executive Managing Director of the Corporation's international television distribution business, Mr. Riley is responsible for sales strategy and achievement for territories worldwide, and overseeing related business development and merchandising opportunities. Mr. Riley is currently paid an annual salary of $500,000, is eligible for an annual bonus at the discretion of the Board and is also eligible to participate in the PSAP. See "Appendix I — Equity Compensation Plans — Performance Share Appreciation Plan".

Brad Alles

        As Executive Vice President, Sales & Interactive of the Corporation, Mr. Alles has responsibility for all advertising sales in respect of the Corporation's specialty broadcast networks and oversees the interactive media functions of the Corporation. Mr. Alles is paid an annual salary of $360,500. In addition, Mr. Alles is eligible for sales commissions pursuant to the Corporation's Advertising Sales Commission Plan and is eligible to participate in the Share Compensation Plan. See "Appendix I — Equity Compensation Plans — Share Compensation Plan" and "Appendix I — Other Compensation Plans — Advertising Sales Commission Plan". Mr. Alles has not yet entered into a written employment agreement with the Corporation.

COMPOSITION OF THE HUMAN RESOURCES AND COMPENSATION COMMITTEE

        The following individuals served as the members of the Corporate Governance and Human Resources Committee, which committee determined compensation matters, during Calendar 2004:

        Barry J. Reiter (Chair), Pierre DesRoches, Harold P. Gordon and Allen Karp

        Commencing with the November 12, 2004 committee meeting, the Corporate Governance and Human Resources Committee was reconstituted as two separate committees: the Corporate Governance Committee and the Human Resources and Compensation Committee. The following are the members under the new committee structure:

        Corporate Governance Committee: Barry J. Reiter (Chair), Pierre DesRoches and Harold P. Gordon

        Human Resources and Compensation Committee: Allen Karp (Chair), Donald Sobey, David Kassie and Margot Northey

        None of the current members of the Corporate Governance Committee or Human Resources and Compensation Committee is an officer, employee or former officer or employee of the Corporation or any of its affiliates and none has had any indebtedness to the Corporation nor had any interest in any material transactions. Each of the members is entitled to participate in some of the Corporation's Equity Compensation Plans. See "Compensation of Directors"

REPORT ON EXECUTIVE COMPENSATION

Philosophy

        The Corporation's Board and senior officers are committed to the concept of building value for shareholders. Competing with the best broadcasting and entertainment companies in the world, in particular those in the United States, the Corporation requires the services of highly skilled executives whose services are in great demand in this industry. To ensure that it is able to attract and keep such executives, the Corporation maintains a compensation structure, with incentives, commensurate with industry standards.

        The Corporation's executive compensation program has the following objectives:

  •
  to attract, retain and motivate qualified executives;

  •
  to provide incentives to executives to maximize productivity and enhance shareholder value by aligning the interests of the executives with those of the shareholders;

  •
  to foster teamwork and entrepreneurial spirit;

  •
  to establish a direct link between all elements of compensation and the performance of the Corporation (partially in isolation and partially as compared with a peer group of companies) and individual performance; and

  •
  to integrate compensation incentives with the development and successful execution of strategic and operating plans.

        The compensation program consists of a base salary, benefits package, a short-term incentive program consisting of an annual cash bonus plan and a sales commission plan, a long-term incentive program in the form of stock options pursuant to the Share Compensation Plan and the PSAP. The program was developed after consultation with independent compensation consultants and extensive consideration by the former Corporate Governance and Human Resources Committee.

        The short-term incentive program is designed to recognize the Corporation's consolidated financial performance and individual achievements. The distribution of the annual cash bonus to the senior executive officers of the Corporation is based on an assessment of the performance of the executive, his or her division or group, as applicable, and the overall performance of the Corporation. In addition, there is an advertising sales commission plan which is designed to incent and compensate the broadcast advertising sales team for the achievement of the broadcast group's cash sales targets on a quarterly and annual basis.

        In setting the base salaries of employees, the Corporation endeavours to provide base salaries that are competitive with those paid by organizations of similar size within similar industries, having regard to the scope of the responsibilities related to the position and the performance of the individual in question. To assist it in making this determination, the Corporation relies, to a significant degree, upon information provided to it by independent compensation consultants. The bonus entitlements for employees participating in the 2004 bonus plan were to have been determined having regard to two measures of the Corporation's financial performance: earnings before interest and taxes ("EBIT") (40% weighting) and cash flow (60% weighting). In addition to being entitled to bonuses based on the Corporation's achievement of the foregoing measures, some of the executive officers are eligible for further "stretch" bonuses based on the level of the Corporation's achievement of certain additional strategic and operational objectives which are established annually by the Human Resources and Compensation Committee. In 2004, the Human Resources and Compensation Committee waived the EBIT criterion in electing to award bonuses to all of the Corporation's employees participating in the 2004 bonus plan and to the executive officers who did not participate in the 2004 bonus plan but were entitled to bonuses based on similar criteria. This was done taking into account the strong operational results enjoyed by the Corporation and because the Human Resources and Compensation Committee recognized that the factors that contributed to the Corporation not meeting the EBIT targets (being higher than anticipated and/or budgeted expenses related to stock based compensation resulting in part from the Corporation's increased share price, higher than anticipated costs related to the restructuring of the entertainment group of the Corporation and a required change in accounting treatment of certain revenues) were factors unrelated to the individual performance of the employees. In awarding options and in making PSAP grants, the Human Resources and Compensation Committee considers the amount and terms of outstanding options and/or PSAP Awards (as defined in "Appendix I — Equity Compensation Plans — Performance Share Appreciation Plan") and attempts to create value under PSAP Awards which is comparable to the anticipated value from stock option grants.

        The long-term incentive program is designed to reward executives and directors for their contribution to the Corporation in meeting its objectives, in particular, the enhancement of shareholder value. The long-term incentive program takes the form of: (i) stock options and share purchases, as set out in the Share Compensation Plan, which includes both a share option plan (the "Share Option Plan") and a share purchase plan (the "Share Purchase Plan"); and (ii) the PSAP, a performance share appreciation plan that is the principal basis of long-term compensation for directors and senior executives. Stock options may be issued to executives (other than Michael MacMillan and Edward Riley) in accordance with the position and responsibility of the executive. The PSAP replaced the Corporation's previous Long-Term Incentive Plan, which terminated in March, 2003. It is designed to achieve market equity, internal equity and alignment with the interests of shareholders. See "Appendix I — Equity Compensation Plans — Share Compensation Plan" and "Appendix I — Equity Compensation Plans — Performance Share Appreciation Plan".

        The Corporation also has the Alliance Atlantis Alternate Compensation Plan and a Deferred Share Unit Plan (the "DSU Plan") each of which allow the Corporation to meet payment obligations to directors and executive officers through the issuance of Non-Voting Securities, thus further promoting a greater alignment of interests between directors and senior executives and the shareholders of the Corporation. For a description of these plans, see "Appendix I — Equity Compensation Plans — Alliance Atlantis Alternate Compensation Plan" and "Appendix I — Other Compensation Plans — Deferred Share Unit Plan". The Corporation does not have an employee retirement plan in place.

        In February, 2005 the Corporation announced the creation of the Consideration Pool Plan, the Capital Pool Plan and the Equity Bonus Plan, all of which were designed to retain, incent and reward certain executives of the general partner of one of the Corporation's subsidiaries, Motion Picture Distribution LP (the "Partnership") and to enhance the value of the Corporation's interest in the Partnership. For a description of the plans, see "Appendix I — Other Compensation Plans".

Role of the Human Resources and Compensation Committee

        The Human Resources and Compensation Committee is appointed annually by the Board and is responsible for oversight of matters pertaining to the appointment, compensation, benefits and termination of all senior executives and consultants of the Corporation and its affiliates. The Human Resources and

Compensation Committee reviews the recruitment, appointment, retention, training, salary and termination of certain senior executives and consultants of the Corporation and its affiliates.

        The Human Resources and Compensation Committee oversees the Corporation's Share Compensation Plan, the Capital Pool Plan, the Consideration Pool Plan, the Equity Bonus Plan and the PSAP. The Human Resources and Compensation Committee's Terms of Reference are posted on the Corporation's website at www.allianceatlantis.com under the Corporate Governance section. Prior to November 12, 2004, the Human Resources and Compensation Committee operated as the combined Corporate Governance and Human Resources Committee. The combined Corporate Governance and Human Resources Committee met four times last year. Since November 12, 2004, the separate Human Resources and Compensation Committee has met seven times.

Lead Director

        Effective November 22, 2002, the Board appointed Anthony Griffiths to the position of Lead Director. The Board also approved a specific Lead Director mandate. The Board mandated that the Lead Director must be appointed so long as the Chairman is a member of management. The Lead Director must, at all times, be fully independent of management. The primary responsibilities of the Lead Director include the following: providing leadership to ensure the Board works in an independent, cohesive fashion; participating in setting the agenda for Board meetings; ensuring that the responsibilities of the Board are well understood by both the Board and management and that their respective boundaries are clearly understood and respected; ensuring a process is in place to regularly assess the effectiveness of the Board, its committees and individual directors; ensuring a process is in place to monitor legislation and best practices which relate to the function of the Board; and, ensuring that the Board has the resources it needs to carry out its functions effectively. The Lead Director is regularly invited and typically attends all committee meetings, including those of the Human Resources and Compensation Committee and the Corporate Governance Committee. The Lead Director's position description is posted on the Corporation's website at www.allianceatlantis.com under the Corporate Governance section.

Compensation of the Chief Executive Officer

        In Calendar 2004, the Chief Executive Officer's compensation package, including his base salary, was approved by the Board in 2003 on the recommendation of what was then the Corporate Governance and Human Resources Committee. In making its recommendations, the committee had considered factors which included the objectives set out above, leadership in a competitive national and international industry and peer executive compensation arrangements in the international marketplace and the desire of management to be compensated at the same level. The committee also implemented the recommendations of a comprehensive study undertaken by independent compensation consultants.

        In Calendar 2004, Mr. MacMillan, was paid a base salary of $750,000 and a bonus of $843,750. See "Summary Compensation Table". He was entitled to a performance bonus of up to 150% of his base salary. Up to 50% of this bonus was to be awarded based on the financial performance of the Corporation as measured by its achievement of the EBIT and cash flow targets referred to above. In Calendar 2004, he was awarded all of this portion of his bonus. The remaining 50% was to be awarded based on Mr. MacMillan's individual performance as measured against certain strategic and operational objectives that had been set by the committee prior to the beginning of the year. In Calendar 2004, he was awarded one-half of this second portion of his bonus. The Committee waived the Corporation's achievement of its EBIT target for the same reasons as it waived the EBIT target for other employees as noted above. Mr. MacMillan was also granted 400,000 PSAPs during Calendar 2004.

        Report presented by: Allen Karp (current Chair), Donald Sobey, David Kassie, Margot Northey, Harold Gordon, Barry Reiter (former Chair) and Pierre DesRoches.

Performance Graph

        The Corporation's Class A Shares are listed on the Toronto Stock Exchange (the "TSX") under the symbol "AAC.A". Its Non-Voting Securities are also traded on the TSX under the symbol "AAC.NV.B" and are quoted on NASDAQ ("Nasdaq") under the symbol "AACB". The following graph compares the percentage change in the cumulative total shareholder return on the common shares of the Corporation, the Class A Shares and the Non-Voting Securities during the period from December 31, 1999 to December 31, 2004, with the cumulative total return of the S+P/TSX Composite Total Return Index during such period.

COMPENSATION OF DIRECTORS

        Effective 2005, directors who are not officers of the Corporation or any of its affiliates are currently entitled to receive from the Corporation an annual fee of $35,000. The Lead Director receives an additional annual fee of $25,000. The Chair of the Audit Committee receives an additional annual fee of $15,000, the Chairs of each of the Corporate Governance Committee and the Human Resources and Compensation Committee receive additional annual fees of $10,000 and other committee members receive additional annual fees of $5,000. As well, directors receive a meeting fee of $1,500 for each Board or committee meeting attended.

        The table below shows the total fees paid to the directors for Calendar 2004 and the breakdown of such fees. The total fees paid in Calendar 2004 are based on:

  •
  Nine independent and unrelated members on the board. (Mr. MacMillan does not receive Board or meeting fees).

  •
  One Lead Director, four directors on the Corporate Governance and Human Resources Committee until November 12, 2004; subsequently, three directors on the Corporate Governance Committee, four directors on the Human Resources and Compensation Committee, six directors on the Executive Committee (however, Mr. MacMillan receives no fees), and four directors on the Audit Committee.

  •
  Attendance at meetings in which there were four meetings of the combined Corporate Governance and Human Resources Committee, an additional meeting of each of the Corporate Governance Committee and the Human Resources and Compensation Committee, two meetings of the Executive Committee and six meetings of the Audit Committee.

Type of Fee	Amount ($)	Total Fees Paid to the Board ($)
Annual Retainer
• Lead Director	22,500	22,500
• Board Member	22,500	202,500
• Committees	5,000	51,700
• Committee Chair	(Audit) 15,000
	(other) 10,000	26,349
Attendance Fees
• Board Meeting	1,000	113,000
• Committee Meeting	1,000	53,000

Total		469,049

        The Corporation's DSU Plan enables directors and officers to defer receipt of their compensation (which may be cash or shares) until their term expires or they resign. In Calendar 2004, the Corporation's directors elected to accept a significant portion of their directors fees pursuant to the DSU Plan and to defer receipt of their compensation until such time as their term expires or they resign, thereby aligning the interests of the directors with those of the shareholders.

        The table below shows how much each director was paid in cash (rounded to the nearest dollar) and deferred share units ("DSUs") in 2004:

Name	Total Fees ($)		Percentage paid in DSUs	Amount Paid in DSUs ($)	Amount paid in cash ($)
Anthony F. Griffiths	80,000		68.75%	55,000	25,000
Pierre Desroches	45,500		100%	45,500	Ø
Harold Gordon(1)	52,500	(1)	98.09%	51,500	1,000
Ellis Jacob	44,986		95.55%	42,986	2,000
Allen Karp	52,178		63.58%	33,178	19,000
David Kassie	33,308		69.97%	23,308	10,000
Margot Northey	48,160		46.71%	22,500	25,660
Barry Reiter	57,500		100%	57,500	Ø
Donald Sobey	54,917		67.22%	36,917	18,000
Robert J. Steacy(2)	Nil		N/A	N/A	N/A

Note:

(1)
Mr. Gordon also received US$56,000 in consulting fees, which he received in DSUs.

(2)
Mr. Steacy joined the Board on March 30, 2005.

        The directors are also eligible to participate in the PSAP which was implemented effective April 1, 2003. Under the PSAP, the directors may elect to receive awards as either PSAP units ("PSAP Units") or PSAP options ("PSAP Options"). All of the directors have elected to receive their PSAPs as PSAP Units. See "Appendix I — Equity Compensation Plans — Performance Share Appreciation Plan".

        The Corporation also has the Alliance Atlantis Alternate Compensation Plan (see "Appendix I — Equity Compensation Plans — Alliance Atlantis Alternate Compensation Plan"), which allows the Corporation to pay directors' fees through the issuance of Non-Voting Securities. No awards have been made under this plan since 1999.

        The table below shows grants of options and PSAPs made to each Director under the Corporation's stock option plans and PSAP.

								For Vested Securities (at May 2, 2005)
Name	Type of Grant	Date Granted	Expiry Date	Grant Price ($)	Number Granted		Number Vested on May 2, 2005	Total Exercised	Total Unexercised	Value of Unexercised Securities ($)(1)

Pierre DesRoches	Options for Class A Shares	—	—	—	Nil		—	—	—	29,300

	Options for Non-Voting Securities	11/11/1998	10/11/2008	27.00	10,000		10,000	—	10,000

	PSAPs	01/01/2004 01/04/2003	15/01/2007 15/04/2006	19.82 17.50	3,000 5,000		999 3,330	— —	999 3,330	51,492

Harold P. Gordon QC	Options for Class A Shares	24/02/1995	23/02/2005	14.25	3,130		3,130	3,130	—

	Options for Non-Voting Securities	11/11/1998 24/02/1995	10/11/2008 23/02/2005	27.00 14.25	10,000 3,130		10,000 3,130	— 3,130	10,000 —	29,300

	PSAPs	01/01/2004 01/04/2003	15/01/2007 15/04/2006	19.82 17.50	3,000 5,000		999 3,330	— —	999 3,330	51,492

Anthony Griffiths	Options for Class A Shares	—	—	—	Nil		—	—	—	29,300

	Options for Non-Voting Securities	11/11/1998	10/11/2008	27.00	10,000		10,000	—	10,000

	PSAPs	01/01/2004 01/04/2003	15/01/2007 15/04/2006	19.82 17.50	3,000 5,000		999 3,330	— —	999 3,330	51,492

Ellis Jacob	Options for Class A Shares	—	—	—	Nil		—	—	—

	Options for Non-Voting Securities	16/08/1999 11/11/1998	15/08/2009 10/11/2008	18.80 27.00	100,000 10,000	(2)	100,000 10,000	— —	100,000 10,000	1,142,300

	PSAPs	01/01/2004 01/04/2003	15/01/2007 15/04/2006	19.82 17.50	3,000 5,000		999 3,330	— —	999 3,330	51,492

Allen Karp	Options for Class A Shares	—	—	—	Nil		—	—	—	29,300

	Options for Non-Voting Securities	11/11/1998	10/11/2008	27.00	10,000		10,000	—	10,000

	PSAPs	01/01/2004 01/04/2003	15/01/2007 15/04/2006	19.82 17.50	3,000 5,000		999 3,330	— —	999 3,330	51,492

David Kassie	Options for Class A Shares	24/02/1995	23/02/2005	14.25	3,130		3,130	3,130	—

	Options for Non-Voting Securities	11/11/1998 24/02/1995	10/11/2008 23/02/2005	27.00 14.25	10,000 3,130		10,000 3,130	— 3,130	10,000 —	29,300

	PSAPs	01/01/2004 01/04/2003	15/01/2007 15/04/2006	19.82 17.50	3,000 5,000		999 3,330	— —	999 3,330	51,492

Margot Northey	Options for Class A Shares	—	—	—	Nil		—	—	—	70,350

	Options for Non-Voting Securities	07/06/2002	25/10/2011	20.55	10,000		7,500	—	7,500

	PSAPs	01/01/2004 01/04/2003	15/01/2007 15/04/2006	19.82 17.50	3,000 5,000		999 3,330	— —	999 3,330	51,492

Barry Reiter	Options for Class A Shares	—	—	—	Nil		—	—	—	29,300

	Options for Non-Voting Securities	11/11/1998	10/11/2008	27.00	10,000		10,000	—	10,000

	PSAPs	01/01/2004 01/04/2003	15/01/2007 15/04/2006	19.82 17.50	3,000 5,000		999 3,330	— —	999 3,330	51,492

Donald Sobey	Options for Class A Shares	—	—	—	Nil		—	—	—

	Options for Non-Voting Securities	11/11/1998 30/09/1996	10/11/2008 31/08/2006	27.00 13.80	10,000 12,520		10,000 12,520	—	10,000 12,520	231,248

	PSAPs	01/01/2004 01/04/2003	15/01/2007 15/04/2006	19.82 17.50	3,000 5,000		999 3,330	— —	999 3,330	51,492

Michael MacMillan	Options for Class A Shares	—	—	—	Nil		—	—	—	366,250

	Options for Non-Voting Securities	23/11/1998	22/11/2008	27.00	125,000		125,000	—	125,000

	PSAPs	01/01/2004 01/04/2003	15/01/2007 15/04/2006	19.82 17.50	400,000 300,000		66,800 100,200	66,800 100,200	— —	— —

Robert Steacy	Options for Class A Shares	—	—	—	Nil		—	—	—	—

	Options Non-Voting Securities	—	—	—	Nil		—	—	—

	PSAPs	—	—	—	Nil		—	—	—	—

Note:

(1)
The value of unexercised options is based on options that have vested as at May 2, 2005. The closing price of the Non-Voting Securities as at May 2, 2005 was $ 29.93. The value of unexercised PSAPs was determined assuming a second quartile TSR of 100% payout at time of exercise. Actual payouts could range from 50% to 125% depending on the Corporation's TSR quartile at the time of exercise. See "Appendix I — Equity Compensations Plans — Performance Share Appreciation Plan".

(2)
Awarded during Mr. Jacob's tenure as a consultant to the Corporation between September, 1998 and October, 2000.

INDEBTEDNESS

        The total indebtedness of all officers, directors, employees and former officers, directors and employees of the Corporation or any of its subsidiaries outstanding as at December 31, 2004 and incurred in connection with a purchase of securities of the Corporation or any of its subsidiaries was $2,138,839 and at May 2, 2005 was $2,148,215. The details of the indebtedness is described below.

        The Sarbanes-Oxley Act of 2002 ("S-OX") prohibits public companies such as the Corporation whose securities are listed on a U.S. securities exchange or Nasdaq, from making loans or otherwise extending loans or arranging credit to directors and executive officers except in very limited circumstances. Loans or other arrangements that existed on July 30, 2002 may be maintained, but they may not be extended or materially modified. Provision was made for the indebtedness described herein prior to July 30, 2002 and, in accordance with S-OX, will not be extended or renewed beyond its current term.

        The Corporation made a loan to the Chairman and Chief Executive Officer in the amount of $1,500,000. The rate of interest is at the Corporation's marginal cost of borrowing under its senior credit facility and the loan is repayable immediately upon demand by the Corporation. The amount outstanding on the loan, including interest payable, as at May 2, 2005 is $2,148,215. The purpose of the loan was to acquire, directly or indirectly, common shares of the Corporation.

        In early 2002, the Corporation approved the posting of a letter of credit in favour of the Canada Revenue Agency as security for Canadian departure taxes that would be owing in connection with Edward A. Riley's relocation, at the Corporation's request, to the Corporation's Dublin, Ireland office. The posting of the letter of credit allows for the deferral of Mr. Riley's Canadian departure taxes until the assets related to the tax liability are sold or Mr. Riley resumes residency in Canada. The letter of credit was posted in the amount of $1,696,756 on July 17, 2003 and has not been drawn upon. The annual fees to be paid by the Corporation associated with the posting of the letter of credit are approximately $30,000.

AGGREGATE INDEBTEDNESS AS AT MAY 2, 2005

Purpose	To the Corporation or its Subsidiaries	To another Entity

Share Purchase	$2,148,215	N/A

Other	N/A	N/A

TABLE OF INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS
AND SENIOR OFFICERS UNDER SECURITIES PURCHASE PROGRAMS
AND OTHER PROGRAMS

Name and Principal Position	Involvement of Corporation or Subsidiary	Largest Amount Outstanding During Calendar 2004 ($)	Amount Outstanding as at May 2, 2005 ($)	Financially Assisted Securities Purchases During Calendar 2004	Security for Indebtedness

Securities Purchase Programs
Michael I.M. MacMillan Chairman of the Board and Chief Executive Officer	Corporation	$2,138,839	$2,148,215	Nil	Common shares

Other Programs
N/A	N/A	N/A	N/A	N/A	N/A

CORPORATE GOVERNANCE PROCEDURES

        The Board believes that sound corporate governance practices are essential to the effective, efficient and prudent operation of the Corporation and to the enhancement of shareholder value. The Board fulfils its mandate directly and through its committees at regularly scheduled meetings or as required. Frequency of meetings may be increased and the nature of agenda items may be changed depending upon the state of the Corporation's affairs and in light of opportunities or risks which the Corporation faces. The directors are kept informed of the Corporation's operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.

        The Board, through the Corporate Governance Committee, monitors the extensive and continuing changes to the regulatory environment with respect to corporate governance practices. The Ontario Securities Commission (the "OSC") rule governing audit committees (the "Audit Committee Rules") became effective during Calendar 2004. The Audit Committee Rules mirror many of the S-OX requirements with which the Corporation already complies. In addition, National Instrument 58-101 "Disclosure of Corporate Governance Practices" ("Disclosure of Governance Practices") will take effect during the Corporation's next fiscal year. The new disclosure requirements will replace the current TSX corporate governance disclosure guidelines (the "TSX Guidelines"). The new Disclosure of Governance Practices will require, among other things, disclosure regarding adoption of a written code of business conduct and ethics, the appointment of a nominating committee comprised solely of independent directors, the implementation of regular assessments of the board and its members, the adoption of a written Board mandate and the holding of regularly scheduled meetings of independent directors. The Corporation has already implemented these measures.

        Other regulatory, corporate governance and disclosure initiatives that became effective during the Corporation's previous fiscal year include additional provisions of S-OX, additional Nasdaq listing requirements, and a rule requiring CEO and CFO certifications to accompany annual and interim filings (which also mirror the S-OX requirements already in effect). These are discussed more fully below.

The Sarbanes-Oxley Act of 2002

        On July 30, 2002, the United States enacted S-OX. S-OX introduced sweeping reforms for publicly-held companies listed on U.S. stock exchanges, and board members, auditors and lawyers of such companies and has direct application to the Corporation. S-OX requires, among other things, increased financial and other types of disclosure, and enhanced corporate governance practices, while imposing new levels of potential civil and criminal liability on senior officers of subject companies. The Corporation has modified its practices so that it believes it is fully compliant with applicable S-OX provisions.

The Audit Committee Rules

        The Audit Committee Rules which are now in effect introduced new requirements for the role and composition of audit committees. To be considered independent for audit committee purposes, a director must have no direct or indirect material relationship with the Corporation. The Board has determined, applying the independence criteria, that each of the Board's Audit Committee directors is "independent".

        Similar to the S-OX requirements, the Audit Committee Rules also require financial literacy for each audit committee member, oversight of the external auditor, pre-approval of non-audit services and the establishment of procedures for the anonymous submission of complaints regarding the Corporation's accounting or auditing practices. The Corporation believes that it is in compliance with these requirements.

Nasdaq Rules

        On November 14, 2003, the new Nasdaq rules, which apply to Nasdaq listed companies, were approved. These rules require among other things, that an issuer's board be comprised of a majority of independent directors and that a code of conduct be implemented for all directors and employees. The Corporation has implemented a Code of Business Conduct and Ethics Policy, a Whistleblower Policy and a Disclosure Statement, the latter aimed at identifying actual or potential conflicts of interest. The Corporation's Code of Business Conduct and Ethics Policy may be found under the Corporate Governance section of the Corporation's website at www.allianceatlantis.com. Each of the Corporation's Code of Business Conduct and Ethics Policy, Whistleblower Policy and Disclosure Statement is reviewed on an annual basis by the Corporate Governance Committee.

Independence Evaluation

        Ensuring the independent functioning of the Board is of particular importance in achieving sound corporate governance practices. Pursuant to the TSX Guidelines, an "unrelated director" is a director who is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with that director's ability to act with a view to the best interests of the Corporation, other than an interest arising from shareholding.

        In considering each director's qualifications as "unrelated" (under the TSX Guidelines) or "independent" (under the Nasdaq rules or under the Disclosure of Governance Practices), the Board has taken into account relationships certain of the directors have or have had with the Corporation. Mr. Karp is Chairman, Emeritus of Cineplex Odeon Corporation and Mr. Jacob is President and Chief Executive Officer of Cineplex Galaxy LP, which is an exhibitor of the Partnership's theatrical releases in Canada. Mr. Kassie is the Chairman and CEO of Genuity Capital Markets, which has provided investment-banking services to the Corporation. Mr. Kassie is the former Chief Executive Officer of CIBC World Markets, which previously provided investment-banking services to the Corporation and he is the former Vice Chairman of CIBC which is a lender to the Corporation. In Calendar 2004, the Corporation was a party to a consulting agreement with Mr. Gordon for which he was paid a fee of U.S.$14,000 each fiscal quarter. The consulting agreement expired on December 31, 2004 and will not be renewed. Mr. Reiter is a partner in a law firm which provides advice to the Corporation although Mr. Reiter is not generally personally involved in providing legal advice to the Corporation. While business relationships do exist among the Corporation and certain of its directors, the Board does not believe that the relationship of any of these individuals with the Corporation could reasonably be perceived to materially interfere with that director's ability to act in the best interest of the Corporation and in none of these relationships have the payments exceeded the applicable thresholds set out in the Nasdaq definition of "independence" or the Disclosure of Governance Practices definition of "independence". Accordingly, the Board has determined that all of the directors other than Michael I.M. MacMillan are unrelated directors under the TSX Guidelines and independent directors under the Nasdaq rules and the Disclosure of Governance Practices.

Recent Corporate Initiatives

        Over the past few years, the Corporation has made a number of important changes to its corporate governance procedures and to the transparency of those procedures. The Corporation has:

  •
  appointed a Lead Director, who is charged with ensuring the Board's independence and adopted a written Lead Director mandate, which is available on the Corporation's website;

  •
  implemented a comprehensive director performance review that is conducted on an annual basis;

  •
  amended its accounting policy to expense all stock options over the vesting period of the options;

  •
  instituted a separate stock option plan exclusively for non-employee directors;

  •
  established an equity ownership policy for directors that requires that they acquire shares or share equivalents with a cost equal to five times their annual director retainer within five years of joining the Board;

  •
  adopted a written mandate for the Board and for each of the committees of the Board and made these available on the Corporation's website;

  •
  created a Disclosure Committee;

  •
  implemented a Code of Business Conduct and Ethics Policy and Whistleblower Policy;

  •
  reconstituted the Corporate Governance and Human Resources Committee into two separate committees, thereby allowing each committee to focus more directly on specific initiatives;

  •
  disclosed on an aggregate and on an individual basis, the fees paid to directors and the number of outstanding options held by each director, and director attendance at Board and committee meetings; and

  •
  provided detailed biographical information on its directors.

        As part of its ongoing practices:

  •
  the Board meets without management present as a matter of routine at each Board meeting;

  •
  the Board discusses business risks and new developments as part of the agenda for every meeting;

  •
  all committees of the Board are entirely comprised of non-management directors (with the exception of the Executive Committee, which is led by the Corporation's Chairman and CEO); and,

  •
  ten out of eleven members of the Board are unrelated (according to TSX Guidelines) or independent (according to the Nasdaq rules and the Disclosure of Governance Practices).

        There are two areas in which the Board has made a deliberate decision to adopt an approach that the Board considers to be appropriate for the Corporation and which meet regulatory and operating requirements, but that some observers consider not to be corporate governance best practices:

  •
  The Corporation has two classes of shares — one class of voting shares and one class of non-voting shares. As a condition of its broadcast licences issued by the Canadian Radio-television and Telecommunications Commission and in order to remain eligible for certain incentives, the Corporation is required to remain Canadian controlled. By maintaining a class of voting shares that are controlled by Canadians, the Corporation is able to fulfill these requirements while still allowing non-Canadians to participate in the Corporation through ownership of the non-voting shares.

  •
  Mr. MacMillan, a founder of the Corporation, holds the combined roles of Chairman and Chief Executive Officer. The Board considers this combined role (which is common in the industry in which the Corporation participates) to be appropriate for a company in this industry of the Corporation's size and history. The Board has appointed a Lead Director who is charged with ensuring the independent functioning of the Board.

        In the chart below, the Corporation's corporate governance procedures are outlined, highlighting the Corporation's compliance with the TSX Guidelines currently in force. Where applicable, the related S-OX rules, the Nasdaq rules, the Audit Committee Rules and the Disclosure of Governance Practices are also highlighted in italics. This schedule has been prepared under the direction of the Corporate Governance Committee and approved by the Board.

TSX Guidelines (S-OX Rules, Nasdaq Rules, OSC Audit Committee Rules, Disclosure of Governance Practices)		Compliance	Alliance Atlantis Communications Inc.

1.	The board should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters:	Yes
The mandate of the Board is to supervise the management of the business and affairs of the Corporation and to act with a view to the best interest of the Corporation, pursuant to the powers granted by, and the obligations imposed under, the Canada Business Corporations Act, the articles and by-laws of the Corporation and the common law.

At present, in addition to those matters which must, by law, be approved by the Board, management seeks Board (or appropriate committee) approval for any transaction which is out of the ordinary course of business or could be considered to be "material" to the business of the Corporation. The Board has established formal policies specifying when a corporate decision requires Board approval. As a matter of practice, all significant decisions affecting the Corporation and its subsidiaries are approved by the Board (or the appropriate committee) prior to their implementation.

The Executive Committee, appointed by the Board, acts during intervals between Board meetings and acts, subject to restraints imposed by relevant legislation, the Corporation's articles and by-laws and the common law, as a surrogate for the full Board in cases in which specific instructions have not been provided by the Board.
(a)	adoption of a strategic planning process.	Yes
The Board approves and oversees the development and implementation of the Corporation's strategies. Although the preparation of the Corporation's five-year strategic plan is a management initiative, the Executive Committee and the Board participate annually in the process by reviewing and approving the strategic plan proposed and developed by management. This past year, two full Board meetings and an intensive two-day retreat were arranged with the Board and the senior management team which were dedicated to detailed discussions of the Corporation's strategic direction. Throughout the year, directors also receive regular strategic updates at each Board meeting.
(b)	the identification of the principal risks of the corporation's business and ensuring implementation of appropriate systems to manage these risks;	Yes
Senior management reports to the Board on the principal risks faced by the Corporation and the steps implemented by it to manage these risks. The Audit Committee reviews, reports and provides recommendations to the Board on the adequacy of the Corporation's processes for identifying and managing its principal financial risks. The Board considers the principal risks of the Corporation's business in its deliberations and works with management to implement appropriate systems to manage these risks. The Board has instituted a practice of considering the risks of the business as a standard agenda item at each meeting.
(c)	succession planning, including appointing, training and monitoring senior management;	Yes
The Human Resources and Compensation Committee reviews and reports to the Board on succession planning, senior management appointments and the development and performance of management. The Corporation has implemented a succession planning program.

(d)	a communication policy for the corporation; and	Yes
The Corporate Communications Group and the Senior Executive Vice President and Chief Financial Officer of the Corporation periodically report to the Board on strategic communications initiatives and communications with shareholders, employees, financial analysts, regulatory authorities and the media. The communications plan assigns responsibility to the members of a Disclosure Committee for reviewing and providing advice to the Chief Executive Officer and Chief Financial Officer with respect to disclosure controls and procedures relating to the disclosure requirements of applicable securities laws and stock exchange listing standards. Members of the Disclosure Committee include the chief legal officer, the principal accounting officer and such other employees as the Chief Executive Officer deems appropriate. The purpose of the Disclosure Committee is to ensure that the Corporation has adequate procedures and controls in place to ensure timely disclosure of material information and compliance with disclosure obligations.

The Corporation communicates regularly with shareholders through press releases, as well as annual and quarterly reports. A significant portion of the Corporation's communications with its shareholders is reviewed by the Board prior to its distribution to shareholders. Investor and shareholder concerns are addressed on an on-going basis under the supervision of the Senior Executive Vice President and Chief Financial Officer and through the Corporation's website at http://www.allianceatlantis.com. Quarterly earnings conference calls are accessible on the Internet and/or via telephone live and on a recorded basis. As well, the terms of reference for the various committees of the Board are posted on the Corporation's website.

	(e) the integrity of the corporation's internal control and management information systems.	Yes
The Board requires that management implement and maintain adequate and effective internal control processes. The Board, through the Audit Committee, regularly assesses the integrity, adequacy and effectiveness of the internal controls and management information systems at meetings held with the external auditors, the Senior Executive Vice President and Chief Financial Officer and other members of senior management. In addition, the auditors are present at all meetings of the Audit Committee and the Audit Committee has the ability to meet privately (or with management present, as determined by the Audit Committee), with the auditors to review their recommendations.

2.	The board should be constituted with a majority of individuals who qualify as unrelated directors.	Yes	The Corporate Governance Committee periodically reviews the independence of directors to determine which are unrelated and to review the appropriateness of the actions of any that are not. The Board, as currently constituted, is composed of eleven directors, ten of whom are unrelated within the meaning of the TSX Guidelines.

3.	The application of the definition of "unrelated director" is the responsibility of the board. The board will be required to disclose on an annual basis whether it has a majority of unrelated directors. Management directors are related directors. The board will also be required to disclose on an annual basis the analysis of the application of the principles supporting this conclusion.	Yes	Based on information provided by directors as to their individual circumstances, the Board has determined that only one of the eleven persons proposed for election to the Board is related and that is Mr. MacMillan, the Chairman and Chief Executive Officer.
Under the Nasdaq rules (and the Disclosure of Governance Practices) there is a requirement for a majority of "independent" directors on the board.
In applying the Nasdaq and the Disclosure of Governance Practices definitions of independence, the Board has determined that, Mr. MacMillan, the Chairman and Chief Executive Officer is the only director who is not independent.

4.	The board should appoint a committee of directors composed exclusively of outside directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.	Yes	The Corporate Governance Committee, composed exclusively of outside directors, all of whom are independent and unrelated to the Corporation, is responsible for identifying the characteristics required in new Board members, identifying individuals who possess these characteristics and nominating those individuals for Board service.

Similarly, the Nasdaq rules and the Disclosure of Governance Practices require that all director nominations be determined by an independent nomination committee or a majority of the independent directors.

5.	The board should implement a process to be carried out by the appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.	Yes	The Lead Director, with assistance from the Corporate Governance Committee, is responsible for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors. The annual assessment considers the operation of the Board and its committees, the adequacy of information provided to directors, Board structure, agenda planning for Board meetings, the effectiveness of the Chairman in managing Board meetings, the effectiveness of the Lead Director, attendance at Board meetings and committee meetings, and strategic planning.

In carrying out an evaluation of the contribution of individual directors, the committees of the Board and the Board as a whole, the Lead Director conducts a two-step process. Each Director first completes a questionnaire regarding self-assessment, peer assessment and Board assessment. The Lead Director then conducts an interview with each Director and reports his findings to the Governance Committee.

6.	The board should provide an orientation and education program for new recruits to the board.	Yes	The Board has an informal orientation and education program in place for new directors which the Board feels is adequate having regard to the current makeup of the Board. All of the Board members, with a few exceptions, have significant experience as directors of other public companies and Mr. MacMillan has over 25 years experience as a principal in the industry, all of which has been with the Corporation and its predecessor company.

In addition to informal discussions with senior management with respect to the business and operations of the Corporation, a new director receives a Board manual containing a record of historical public information of the Corporation, together with the terms of reference of the Board and key committees and other relevant corporate and business information. Industry guest speakers are invited to present to the Board. Senior management makes presentations periodically to the Board on the main areas of the Corporation's business and recently, an intensive two-day retreat was arranged with the Board and the senior management team. Arrangements are made from time to time for the Board to view the Corporation's various facilities. Several opportunities are provided for the Board to get to know the Corporation's senior executives and better understand the Corporation's operations.

7.	The board should examine its size and undertake, where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.	Yes	On March 30, 2005, the Board appointed Robert Steacy to the Board as it determined Mr. Steacy would bring a skill set and financial expertise which would further enhance the Board's effectiveness. The Board is of the view that, as presently constituted, it brings together a mix of skills, backgrounds, ages and attitudes that the Board considers appropriate to the stewardship of the Corporation. The ongoing review of this issue is part of the responsibility of the Corporate Governance Committee and is undertaken annually.

8.	The board should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.	Yes	The Corporate Governance Committee annually reviews the compensation paid to directors to ensure that it is competitive, aligns the interests of directors with those of shareholders and is consistent with the responsibilities and risk involved in being an effective director. The Board has equity ownership guidelines for directors that further align the interests of the directors with those of shareholders.

The Nasdaq rules require that Chief Executive Officer and other officer compensation be determined by either an independent compensation committee or a majority of independent directors (meeting in executive session, in the case of Chief Executive Officer compensation).
The Human Resources and Compensation Committee which is made up entirely of independent directors, determines Chief Executive Officer and other senior officer compensation and is responsible for incentive-compensation plans and equity-based plans.

The Disclosure of Governance Practices suggests a compensation committee be formed, to determine (or make recommendations) regarding CEO compensation, officer and director compensation and incentive-compensation plans and equity-based plans.

9.	Committees of the board should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees, such as the executive committee may include one or more inside directors.	Yes	All Board committees are composed solely of outside directors who are unrelated and independent, except for the Executive Committee, which is chaired by the Chairman and Chief Executive Officer of the Corporation.

10.	The board should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation's approach to governance issues. This committee, would, among other things, be responsible for the corporation's response to these governance guidelines.	Yes	The Corporate Governance Committee is responsible for the Corporation's response to the TSX Guidelines and compliance with other legislative requirements and governance best practices and for monitoring and assessing the corporate governance system in place in the Corporation.

11.	The board, together with the Chief Executive Officer, should develop position descriptions for the board and for the CEO, including the definition of the limits to management's responsibilities. In addition, the board should approve or develop the corporate objectives which the CEO is responsible for meeting.	Yes	The Human Resources and Compensation Committee reviews and approves corporate objectives which the Chief Executive Officer is responsible for meeting. The Lead Director, with assistance from the Human Resources and Compensation Committee conducts the annual assessment of the Chief Executive Officer's performance against these objectives. The results of the assessment are reported to the Board.

The Board's relationship with management is an open and productive one. Management uses its Board effectively and frequently seeks the advice of its outside Board members with respect to various aspects of its business. The resources available to the Corporation by virtue of the skill sets represented on the Board have enabled management to obtain relevant feedback on a broad variety of matters. The Board has put in place clearly articulated delegations of authority which specifically define the limits of management's authority. The Board expects the Corporation's management to:

(a) review, on an ongoing basis, the Corporation's strategies and their implementation in all key areas of the Corporation's activities, in light of evolving and changing market conditions and government regulations;

(b) conduct a comprehensive annual budgeting process and monitor the Corporation's financial performance against the annual budget approved by the Board;

(c) take the initiative in identifying opportunities and risks affecting the Corporation's business and finding means of dealing with these opportunities and risks for the benefit of the Corporation; and
Under the upcoming Disclosure of Governance Practices, the board should develop position descriptions for the chair of the board and the chair of each board committee.
(d) report in a comprehensive, accurate and timely fashion on the business and affairs of the Corporation generally and on specific matters that it considers of significant material consequence to the Corporation and its shareholders.

12.	The board should implement structures and procedures which ensure that the board can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities or (ii) adopt alternate measures such as assigning this responsibility to a committee of the board or to an outside director, sometimes referred to as the "lead director". Appropriate procedures may involve the board meeting on a regular basis without management present or may involve assigning the responsibility for administering the board's relationship to management to a committee of the board.	Yes	The Board determined that it was prudent to appoint a Lead Director to further facilitate the Board's independence from management. The Board appointed Anthony F. Griffiths as Lead Director in November, 2002. The Lead Director is elected by the unrelated directors of the Board and must be fully independent of management.
The Lead Director chairs a session at every Board meeting at which only non-management directors are present. The Lead director is entitled to receive all materials and attend all meetings of the Board's committees. The Lead Director also chairs Board meetings when the Chairman is not in attendance.
The Lead Director's primary responsibilities include:
(a) ensuring that the responsibilities of the Board are well understood by both the Board and management and the boundaries between the Board and management are clearly understood and respected;
(b) providing leadership to ensure the Board works in an independent and cohesive fashion;
(c) ensuring a process is in place to regularly assess the effectiveness of the Board, its committees and individual directors; and

(d) ensuring a process is in place to monitor legislation and best practices which relate to the responsibilities of the Board.

13.	The audit committee should be composed only of outside directors. The roles and responsibilities of the audit committee should be defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.	Yes	The Audit Committee is composed solely of outside directors who are unrelated. All members of the Audit Committee must be able to read and understand fundamental financial statements, including a company's balance sheet, income statement, and cash flow statement.
The Audit Committee requires management to design, implement and maintain an adequate and effective system of internal controls which the Committee oversees. The Audit Committee Terms of Reference, which set out explicitly the roles and responsibilities of the Audit Committee, is reviewed annually by the Board. The Audit Committee meets separately with the external auditors and management to discuss any financial, accounting or reporting concerns as appropriate.
The Audit Committee Rules and the S-OX rules require that the audit committee be comprised solely of independent directors.(1)	Each director on the Audit Committee is independent under the heightened independence definitions for audit committee members under the Audit Committee rules, S-OX and the Nasdaq rules.

S-OX further provides that a company's external auditors are prohibited from providing certain non-audit services contemporaneously with an audit. Permitted non-audit services must be pre-approved by the audit committee The Audit Committee Rules also require that non-audit services to be provided by the external auditors be pre-approved by the audit committee.
The Terms of Reference of the Audit Committee provides that the Audit Committee has the sole authority to pre-approve all non-audit services which are not expressly forbidden by legislation. Prior to the Audit Committee approving such a service, it will consider, among other things, the scope of the activity to ensure that the service is, in its determination, not prohibited.

(1)
Both the S-OX and Audit Committee Rules' definitions of independence prohibit an audit committee member from accepting, directly or indirectly (including to the director's family members or to a legal, investment banking or financial services entity at which the director holds a senior position), any consulting, advisory or other compensatory fee (other than for board service). In addition, the audit committee member may not be an affiliate of the Corporation.

TSX Guidelines (S-OX Rules, Nasdaq Rules, OSC Audit Committee Rules, Disclosure of Governance Practices)		Compliance	Alliance Atlantis Communications Inc.

The Audit Committee Rules and the Nasdaq rules also require that the audit committee adopt a formal written charter directing the audit committee to have the authority to propose the appointment of and determine the funding for the external auditors and establish procedures for the receipt and treatment of confidential and anonymous complaints regarding accounting, internal controls or auditing matters
The Audit Committee has a formal terms of reference which provides, among other things, that the audit committee recommend to the Board the appointment of and funding for the auditors. In addition, the Audit Committee approved the implementation of the Corporation's Whistleblower Policy which provides for the confidential, anonymous submission of concerns by employees of the Corporation regarding accounting, internal accounting controls or auditing matters without fear of reprisal or retaliation.

S-OX also requires disclosure whether the Corporation has at least one "audit committee financial expert".(2) The Audit Committee Rules require each audit committee member to be "financially literate"(3) while the Nasdaq rules require the Corporation to certify at least one director has the "requisite financial sophistication"(4) and to disclose audit related fees.
The Audit Committee has determined that each member of the Audit Committee is financially literate under the Audit Committee Rule. The Board is of the view that the Chair of the Audit Committee, Ellis Jacob is an Audit Committee Financial Expert as defined under S-OX, and that Mr. Jacob meets the requisite financial sophistication test established by Nasdaq.

14.	The board should implement a system which enables an individual director to engage an outside advisor at the expense of the corporation in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.	Yes	Committees of the Board may engage independent advisors, with the approval of the chair of the relevant committee, to assist them in their work. Individual directors may, with the approval of the Lead Director, engage outside advisors at the expense of the Corporation.
S-OX requires that the audit committee have the authority to engage independent counsel and other advisors to carry out its duties.

(2)
An "audit committee financial expert" is defined as a person who has acquired the following attributes through any one or more of the following: (i) education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor, or experience in one or more positions that involve the performance of similar functions; (ii) experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant or auditor, or person performing similar functions; (iii) experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or (iv) other relevant experience:

•
an understanding of financial statements and GAAP;
•
the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;
•
experience preparing, auditing, analysing or evaluating financial statements that present a breadth and level of complexity of accounting issues that can reasonably be expected to be raised by the Corporation's financial statements, or experience actively supervising one or more persons engaged in such activities;
•
an understanding of internal controls and procedures for financial reporting; and,
•
an understanding of audit committee functions.

(3)
"Financially literate" is defined as the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer's financial statements.

(4)
Under Nasdaq, "requisite financial sophistication" requires that each member of the audit committee must be able to read and understand fundamental financial statements, including a company's balance sheet, income statement and cash flow statement (or will become able to do so within a reasonable period of time after his or her appointment). Additionally, the company is required to certify that it has and will continue to have at least one member on the audit committee that has past employment experience in finance or accounting, requisite professional certification in accounting or any other comparable experience or background which results in the individual's financial sophistication, including having been a CEO, CFO or other senior officer with financial oversight responsibilities.

Expectations from Management

        The Board's relationship with management is an open and productive one. Management uses its Board effectively and frequently seeks the advice of its outside Board members with respect to various aspects of its business. The resources available to the Corporation by virtue of the skill sets represented on the Board have enabled management to obtain relevant feedback on a broad variety of matters and, as a result, management input and direction prior to formulating its recommendations. In addition to being responsive to requests for advice, the Board has also, on occasion, taken the initiative to introduce potential opportunities for consideration by management.

        The Board expects the Corporation's management to:

  (a)
  review, on an ongoing basis (including developing and reviewing on an annual basis a comprehensive five year plan) the Corporation's strategies and their implementation in all key areas of the Corporation's activities, in light of evolving and changing market conditions and government regulations;

  (b)
  conduct a comprehensive annual budgeting process and monitor the Corporation's financial performance against the annual budget approved by the Board;

  (c)
  take the initiative in identifying opportunities and risks affecting the Corporation's business and finding means of dealing with these opportunities and risks for the benefit of the Corporation; and

  (d)
  report in a comprehensive, accurate and timely fashion on the business and affairs of the Corporation generally and on any specific matters that it considers of significant material consequence to the Corporation and its shareholders.

        The Board is confident that the Corporation's management is responsive to these expectations.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

        The Corporation has purchased liability insurance for the directors and officers of the Corporation. The aggregate premium for such insurance for the one year period from July 1, 2004 to July 1, 2005 is US$789,040, no part of which is payable by the directors or officers of the Corporation. The annual insurance coverage under the policies is limited to US$75,000,000 per policy year. There is a US$5,000,000 deductible provision for securities claims and a US$1,000,000 deductible provision for all other claims made by the Corporation, but no such provision for claims made by any director or officer.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

        To the knowledge of the Corporation, other than as disclosed elsewhere in this Circular, no director or officer of the Corporation, any subsidiary or any insider, any nominee director, any shareholder owning more than ten percent of the voting shares of the Corporation, or any associate or affiliate of any of the foregoing has had any interest in any transaction since the commencement of the Corporation's last financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

SHAREHOLDER PROPOSALS FOR NEXT YEAR'S ANNUAL MEETING

        The Canada Business Corporations Act permits certain eligible shareholders of the Corporation to submit shareholder proposals to the Corporation, which proposals may be included in a management proxy circular relating to an annual meeting of shareholders. The final date by which the Corporation must receive shareholder proposals for the annual meeting of shareholders of the Corporation to be held in 2006 is February 1, 2006.

DIRECTORS' APPROVAL

        The contents of this Circular and its sending to shareholders of the Corporation have been approved by the directors of the Corporation.

                        By Order of the Board of Directors

                        ANDREA WOOD
                        Executive Vice President, Business and Legal Affairs
                        and Corporate Secretary

Toronto, Ontario
May 2, 2005

APPENDIX I

EQUITY COMPENSATION PLANS

        The Corporation is providing the following disclosure with respect to the following equity compensation plans pursuant to the rules of the TSX. Each of the following equity compensation plans is a "security based compensation arrangement" for the purposes of the disclosure requirements of the TSX.

Share Compensation Plan

        The Alliance Atlantis Share Compensation Plan (the "Plan") is comprised of both the Share Option Plan and the Share Purchase Plan. The Plan received shareholder approval on September 16, 1998.

        The purpose of the Plan is to advance the interests of the Corporation by (i) encouraging stock ownership by employees, officers and directors of the Corporation or its affiliates; (ii) increasing the proprietary interest of employees, officers and directors in the success of the Corporation; (iii) encouraging employees, officers and directors to remain with the Corporation or its affiliates; and (iv) attracting new employees, officers, directors and consultants to the Corporation or its affiliates.

        Any employee, non-employee director or consultant of the Corporation or its affiliates is eligible to participate in the Plan (each eligible individual, a "Participant"). Since July 19, 2000, Michael I.M. MacMillan and Edward A. Riley have not been eligible for future grants under the Share Compensation Plan.

        In December 2004, the Plan was amended, effective March 3, 2005, to permit employees of the Partnership, the General Partner of the Partnership and their subsidiaries (collectively, the "MPD Employees") to retain their options under the Share Option Plan for two years after the Corporation ceases to control the Partnership. On a cessation of control by the Corporation, any unvested options held by the MPD Employees will be accelerated. Shareholder approval was not obtained for the 2004 amendments because the employees were not "insiders" as such term is applied by the TSX.

        On March 24, 2005, the Human Resources and Compensation Committee of the Board approved an amendment to the Share Option Plan to provide for automatic vesting of options in the event of a change of control of the Corporation.

        The maximum number of Non-Voting Securities available for issuance from treasury under the Plan is 4,500,000 (the "Maximum Option Pool"). At no time may the aggregate number of issued and outstanding options held by the non-employee directors exceed 10% of the Maximum Option Pool.

        The Corporation does not provide financial assistance to eligible members under the Plan. There are no entitlements under the Plan that have been granted but are subject to ratification by Corporation shareholders.

        Upon a sale of all or substantially all of the property and assets of the Corporation or any merger, arrangement or offer to acquire all of the outstanding Non-Voting Securities (a "Proposed Transaction"), the Corporation may give notice that all Share Purchase Plan rights ("SPP Rights") and all Share Option Plan options must be exercised within 30 days. If a Proposed Transaction is not completed within 180 days of such notice, no unexercised SPP Rights or Share Option Plan options will be affected.

  Share Option Plan

        As at May 2, 2005, there were outstanding 2,226,400 options to acquire Non-Voting Securities at exercise prices ranging from $12 to $36. The number of shares issuable pursuant to outstanding options under the Share Option Plan is equal to approximately 5% of the Corporation's currently outstanding Non-Voting Securities.

        The maximum number of Non-Voting Securities available for issuance under the Share Option Plan, together with the total number of shares issuable under all other share option plans of the Corporation shall at no time exceed 9.9% of all the total shares outstanding from time to time.

        The Share Option Plan provides that no more than an aggregate of 5% of Non-Voting Securities outstanding at the time of the grant (on a non-diluted basis) may be issued to any one person. The Board will establish the exercise price of a Share Option Plan option at the time each option is granted on the basis of the closing price of the Non-Voting Securities on the market with the highest closing price on the last trading date preceding the date of the grant. If there is no trading on the date the exercise price will be the average of the bid and ask on the date preceding the date of the grant.

        Share Option Plan options must be exercised no later than 10 years after the date of the grant. The Board may also determine when any option will become exercisable and may determine that the option will be exercisable in installments.

        If a Participant ceases to be eligible under the Plan for any reason other than death, each option held by the Participant will cease to be exercisable 30 days after the termination date, unless specifically provided otherwise. If a Participant dies, the legal representatives of the Participant may exercise the options held by the Participant (as long as such options were exercisable by the Participant on the date of death) only within 180 days after the date of the Participant's death, unless specifically provided otherwise.

  Share Purchase Plan

        The Share Purchase Plan provides that no more than an aggregate of 5% of Non-Voting Securities outstanding at the time of purchase may be purchased by any one person. Under the Share Purchase Plan, each Participant may purchase that number of Non-Voting Securities as has a purchase price equal to or less than 10% of the Participant's annual salary the year in which the purchase is made. The maximum number of Non-Voting Securities available for issuance from treasury under the Share Purchase Plan is 100,000.

        SPP Rights may be exercised during a period specified by the Board, which is not to exceed 30 days (the "Open Period"). The Board will establish the purchase price for the Non-Voting Securities for each Open Period on the basis of the simple average of the high and low trading prices of the Non-Voting Securities on the market with the largest trading volume of the Non-Voting Security on the five consecutive trading days preceding the first day of that open period. The Plan provides that, at the discretion of the Board, the share price may be established at the market price less a discount fixed by the Board to a maximum discount of 10%. However, the share price established by the Board will in all cases, not be less than that required by any applicable regulatory authority.

        If a Participant ceases to be eligible under the Plan for any reason whatsoever other than death, the person has 30 days to complete the purchase of Non-Voting Securities under the Share Purchase Plan. If a Participant dies, then the payment period will be 180 days after the Participant's death rather than 30 days after the termination.

        SPP Rights and Share Option Plan options may be granted to an RRSP or a holding company established by and for the sole benefit of the Participant. No Participant may otherwise deal with the SPP Rights or Share Option Plan options except in accordance with the Plan.

        The Board may amend, suspend or terminate the Plan or any portion thereof at any time in accordance with applicable legislation and subject to any required regulatory or shareholder approval. No amendment, suspension or termination will alter or impair any SPP Rights or Share Option Plan options, or any rights pursuant thereto, granted previously to any participant (or their RRSP or holding company) without the consent of that participant.

Alliance Atlantis Alternate Compensation Plan

        The Alliance Atlantis Alternate Compensation Plan allows the Corporation to meet its payment obligations to its directors for directors' fees and to pay certain performance bonus obligations to its employees, in both cases including its executive officers, through the issuance of Non-Voting Securities. The maximum number of treasury Non-Voting Securities issuable under this plan is 150,000, of which 13,538 had been issued as of May 2, 2005. Subject to regulatory approvals, the Board may amend the Alliance Atlantis Alternate Compensation Plan as the Board may deem advisable. The shareholders of the Corporation approved the Alliance Atlantis Alternate Compensation Plan on September 16, 1998.

Performance Share Appreciation Plan

        Effective April 1, 2003, the Board approved and the Corporation implemented the PSAP which replaced the Corporation's Long-Term Incentive Plan that expired on March 31, 2003. The PSAP is designed to advance the interests of the Corporation by further promoting alignment of interests between senior executives and directors of the Corporation and the shareholders of the Corporation, encouraging senior executives and directors to remain with the Corporation or its affiliates and attracting senior executives and directors to the Corporation or its affiliates.

        Each senior executive and director of, and any consultant to the Corporation or its affiliates is eligible for participation under the PSAP and awards may be granted by the Board in each of 2003, 2004 and 2005 (each eligible individual under the PSAP, a "Participant"). Upon the grant of an award, it is at the discretion of the Participant whether to receive the award in either PSAP Units or PSAP Options (collectively, PSAP Units and PSAP Options are "PSAPs" or "PSAP Awards"). In 2003 and 2004, all recipients under the PSAP elected to receive their awards in PSAP Units. A total of 1,422,000 had been issued as at May 2, 2005, representing approximately 3% of the outstanding Non-Voting Securities. The following PSAP Units have been granted:

	2003 Awards (Grant Price — $17.50)	2004 Awards (Grant Price — $19.82)
Mr. MacMillan	300,000	400,000
Mr. Martin	100,000	150,000
Ms. Yaffe	100,000	150,000
Mr. Riley	75,000	75,000
Directors (each)	5,000	3,000

        PSAP Awards are tied to Non-Voting Security price enhancement and performance of the Non-Voting Security price relative to the performance of the S&P/TSX Composite Index (the "Index"). The value of each PSAP Unit is linked to the appreciation in price of a Non-Voting Security and has no value at the date of grant. PSAP Units accrue value based on two elements: (i) increases in the Non-Voting Security price during the term; and (ii) with respect to the total shareholder return ("TSR") of the Non-Voting Securities relative to shares of other companies on the Index. If the Corporation's TSR from the date of the award to the time of exercise relative to the aggregate TSR of the other companies included in the Index is (i) in the top quartile, the payout will be multiplied by 125%; (ii) in the second quartile, the payout will be multiplied by 100%; (iii) in the third quartile, the payout will be multiplied by 75%; and (iv) in the bottom quartile, the payout will be multiplied by 50%. Payouts will be equal to the number of PSAP Units exercised multiplied by the increase in the PSAP Unit value from the date of grant, multiplied by the percentage reflecting the Corporation's relative TSR performance. For the calendar quarter ending December 31, 2004, the Corporation's TSR was in the top quartile of the Index, with the result that the value of PSAP Units exercised at that time would be multiplied by 125%.

        No shares will be issued from treasury to satisfy PSAP Option exercises unless applicable shareholder and regulatory approvals have been obtained. The term of PSAP Awards will be three years and ten business days from the date upon which the PSAP Unit or PSAP Option was granted by the Board.

        Except as set out below, PSAP Awards granted will vest one-third per year commencing on the first anniversary of the grant date. If an election is made by the recipient at the time of the grant or in the case of Mr. MacMillan, the vesting schedule is as follows: 16.7% will vest on each of the first two anniversaries of the grant date and 66.6% will vest on the third anniversary of the grant date. The Board has authority to alter Mr. MacMillan's vesting schedule at the time of grant of an award.

        In the event of a change of control of the Corporation, all PSAP Awards (vested and unvested) will immediately become exercisable if so elected by the Participant within 30 days after the change of control. In the event of a Proposed Transaction, the Corporation may give written notice to all Participants that their PSAP Awards will vest immediately on the closing of the Proposed Transaction and may only be exercised concurrently with the closing of the Proposed Transaction.

        Upon a Participant's Termination(1), PSAP Units will be treated as set out below:

Reasons for Termination	Exercisable Until
Termination without cause	Unvested PSAP Units that would have vested under the applicable notice or severance period will be automatically exercised and the Participant will be paid the PSAP Unit value per PSAP Unit in cash.
Death or disability	Entitled to unvested PSAP Units that would have vested within a year of termination pro-rated to the termination date. The calculation date will be the termination date.
Termination for any other reason (including for just cause or retirement)	Each vested PSAP Unit will be automatically exercised on the termination date and the Participant will be paid the PSAP Unit value per PSAP Unit in cash.

        Upon a Participant's Termination(1), PSAP Options will be treated as set out below:

Reasons for Termination	Exercisable Until
Termination without cause	PSAP Options held by the Participant that were vested on the termination date and any unvested PSAP Options that would have vested under the notice or severance period applicable, will be exercisable for a 30 day period after the termination date.
Death or disability	Within 180 days after the termination date, the legal representatives of the Participant may exercise all vested PSAP Options and unvested PSAP Options that would have vested in the year of termination, pro-rated to the termination date.
Termination for any other reason (including for just cause or retirement)	PSAP Options held by the Participant that were vested on the termination date will be exercisable for a 30 day period after the termination date.

Note:

(1)
Termination means the Participant ceases to be an eligible person under the PSAP for whatever reason.

        PSAP Units and PSAP Options are non-transferable and non-assignable. The Board may amend, suspend or terminate PSAP Awards or any portion thereof at any time in accordance with applicable legislation, and subject to any required regulatory or shareholder approval.

        Recipients who are not entitled to receive option grants under the Corporation's Share Compensation Plan are not entitled to receive awards as PSAP Options without shareholder approval. In addition, no shares will be issued from treasury to satisfy PSAP Option exercises unless applicable shareholder and regulatory approvals have been obtained. The Corporation does not provide financial assistance to Participants under the PSAP.

Former Alliance Employee Stock Option Plan

        On September 21, 1998, the date the arrangement (the "Arrangement") between Alliance Communications Corporation ("Alliance") and Atlantis Communications Inc. became effective, all outstanding options to acquire shares of Alliance at that time became exerciseable. These options were issued under the former Alliance Communications Employee Stock Option Plan (the "Former Alliance Plan") in effect prior to the Arrangement and are now governed by the Corporation's current Plan. All outstanding options granted under the Former

Alliance Plan were converted to options of Alliance Atlantis Non-Voting Shares and, since the Arrangement, no further options may be granted under the Former Alliance Plan.

        The purpose of the Former Alliance Plan was to attract, retain and motivate directors, officers and employees of Alliance and its subsidiaries, and to advance the interests of the corporation by encouraging stock ownership. Any director, officer or employee of Alliance or any subsidiary, or any other service provider (each an "Eligible Person") or a corporation controlled by an Eligible Person, was eligible to participate in the Former Alliance Plan.

        The Former Alliance Plan was administered by the compensation committee of the Alliance board of directors. The Alliance compensation committee determined the terms and conditions of the option, including the option price of each option, subject to the restriction that in no circumstances could it be lower than the market price on the date on which the option grant was approved by the committee.

        The aggregate number of shares reserved for issuance under the Former Alliance Plan, and any other Alliance option plans, was 1,750,000, or such greater number of shares as approved by the Alliance board of directors, and if required, by the shareholders of Alliance and any other regulatory authority or stock exchange.

        In the event that no specific determination was made by the Alliance compensation committee with respect to any of the following matters, each option contained the following terms and conditions:

  (i)
  options were exercisable for 5 years and thirty days from the date of grant; and

  (ii)
  the optionee could not exercise the option for more than 20% of the shares covered by the option during each 12 month period following the first anniversary of the date of the grant; provided, however, that if the number of shares purchased pursuant to exercises during any such 12 month period was less than 20% of the shares covered by the option, the optionee could purchase such number of shares subject to the option which were purchasable, but not purchased by him or her, during such 12 month period.

        The term of an option could not exceed 10 years from the date of the grant. No options could be granted to any optionee if the total number of shares issuable to such optionee under the Former Alliance Plan, together with any shares reserved for issuance to such optionee under options for services or any other Alliance stock option plans, would exceed 5% of the issued and outstanding shares of Alliance. Options could be assigned to a related corporation of the Eligible Person.

        No options could be granted to any optionee if such grant could result, at any time, in:

  (i)
  the number of shares reserved for issuance pursuant to options or other stock options granted to insiders exceeding 10% of the issued and outstanding shares of Alliance;

  (ii)
  the issuance to insiders, within a one-year period, of a number of shares exceeding 10% of the issued and outstanding shares; or

  (iii)
  the issuance to any one insider and such insider's associates, within a one-year period, of a number of shares exceeding 5% of the issued and outstanding shares of Alliance.

        Options and all rights to purchase shares pursuant thereto expired and terminated immediately upon the optionee ceasing to be an Eligible Person. However, if, before the expiry of an option an optionee ceased to be an Eligible Person (an "Event of Termination") for any reason other than his or her resignation or termination for "cause", or his or her resignation or failure to be re-elected as a director of Alliance, then the optionee could:

  (i)
  exercise the option to the extent that he or she was entitled to do so at the time of such Event of Termination, at any time up to and including, but not after, a date three months following the date of such Event of Termination, or prior to the close of business on the expiration date of the option, whichever is earlier; and

  (ii)
  with the prior written consent of the Alliance board of directors or its compensation committee, exercise a further option at any time up to and including, but not after, a date three months following the date of such Event of Termination, or prior to the expiration date of the option, whichever was earlier, to purchase all or any of the optioned shares up to the number of optioned shares the optionee would have otherwise been entitled to purchase had the optionee's status as an Eligible Person been maintained for the term of the option.

        Upon an optionee's death, the optionee's legal representative(s) could, subject to the terms of the option and the Former Alliance Plan:

  (i)
  exercise the option to the extent that the optionee was entitled to do so at the date of his or her death at any time up to and including, one year following the date of death of the optionee, or prior to the expiration date of the option, whichever is earlier; and

  (ii)
  with the prior written consent of the Alliance board of directors or its compensation committee, exercise at any time up to and including, a date one year following the date of death of the optionee, a further option to purchase all or any of the optioned shares as the Alliance board of directors or its compensation committee designated but not exceeding the number of optioned shares the optionee would have otherwise been entitled to purchase had the optionee survived.

        Options were not affected by any change of employment of the optionee or by the optionee ceasing to be a director of Alliance provided that the optionee continued to be an Eligible Person.

        The Alliance board of directors could amend or discontinue the Former Alliance Plan at any time, provided, however, that no such amendment would materially and adversely affect any option previously granted without the consent of the optionee, except to the extent required by law. If required, such amendment would be subject to the prior approval of, any stock exchange on which the Alliance shares were listed.

        The Former Alliance Plan was approved by shareholders of Alliance on September 18, 1994, and was amended by the directors of Alliance on June 13, 1995. As at May 2, 2005, under the Former Alliance Plan, there were 28,520 options to acquire Non-Voting Securities at exercise prices ranging from $12.00 to $13.80. The number of shares issuable pursuant to outstanding options under the Former Alliance Plan is equal to approximately .06% of the Corporation's currently outstanding Non-Voting Securities.

OTHER COMPENSATION PLANS

Deferred Share Unit Plan

        The Corporation also has the DSU Plan. The DSU Plan was approved by the Board as of May 31, 1999. The purpose of the DSU Plan is to promote a greater alignment of interest between the directors and senior executives of the Corporation and the shareholders of the Corporation. Any director or senior officer of the Corporation is eligible to participate in the DSU Plan, as well as any subsidiary of the Corporation identified by the Human Resources and Compensation Committee as being eligible to participate (each eligible individual, a "Participant").

        As at May 2, 2005, 85,999 DSUs have been issued. There is no set maximum number of DSUs issuable under the DSU Plan.

        The number of DSUs received by a Participant is determined by dividing the amount of the remuneration to be paid to the Participant in the form of deferred share units on the date on which the remuneration is to be paid (the "Purchase Date") by the closing price of the Non-Voting Security on the TSX on the most recent day preceding the Purchase Date on which the Non-Voting Securities were traded on the TSX.

        Upon the termination of a Participant's service as an eligible individual under the DSU Plan, a Participant may receive, at his or her election, but subject to the discretion of the Human Resources and Compensation Committee:

  (i)
  cash equal to the number of DSUs credited to the Participant's account multiplied by the fair market value of the Non-Voting Securities on the date the notice of redemption is filed by the Participant; or

  (ii)
  that number of Non-Voting Securities equal to the amount described in (a) divided by the fair market value of the Non-Voting Securities on the date such Non-Voting Securities are purchased in the public market by a trustee for the benefit of the participant.

        Rights respecting DSUs are not non-transferable and non-assignable. No shares are issuable from treasury under the DSU Plan. If payments are to be satisfied by Non-Voting Shares, such Non-Voting Shares will be purchased in the market.

        The Board may amend the DSU Plan as it deems necessary or appropriate, subject to applicable corporate, securities and tax law requirements, but no amendment will, without the consent of the Participant or unless required by law, adversely affect the rights of a Participant with respect to deferred share units that have been accredited to the account of the Participant at the time of such amendment to the DSU Plan. There are no entitlements under the DSU Plan that have been granted that are subject to ratification by the shareholders.

Advertising Sales Commission Plan

        The Corporation has in place a sales commission plan designed to incent and compensate the broadcast advertising sales team for the achievement of sales levels against the plan, while remaining competitive with similar plans within the industry. The commission plan is based on achieving and exceeding the Corporation's broadcast group's cash sales targets on a quarterly and annual basis.

Consideration Pool Plan

        The Alliance Atlantis Consideration Pool Plan is a retention bonus pool comprised of two pools of $3 million each referred to as Pool A and Pool B. Bonuses are payable over a number of years to participating executives of the Partnership and related entities who have agreed to extend their contracts to 2009 and who remain in the employ of the Partnership at the time the payments are made. Pool B payments accelerate on a change of control of Alliance Atlantis and will be made despite the participant's death. A wholly-owned subsidiary of the Corporation, Alliance Atlantis Productions Ltd. ("AAPL"), will fund the plan.

Capital Pool Plan

        The Alliance Atlantis Capital Pool Plan is an option plan for certain employees of affiliates of the Partnership. Under this plan, participants are entitled to receive options on shares of a subsidiary of the Corporation. Upon exercising those options, participants or AAPL can elect to exchange the option shares for subordinated limited partnership units ("Subordinated LP Units"). AAPL is a subsidiary of the Corporation that holds 51 percent of the units of the Partnership. It has set aside 600,000 of its Subordinated LP Units for this plan. Those units will continue to be owned and voted by AAPL until transferred to a participant on the exercise of the exchange right. At the time of exchange, AAPL will be entitled to substitute Units and/or cash in lieu of the Subordinated LP Units.

        The option grants will vest at the rate of 25% per year if all target distributions are made on all Partnership units, which include ordinary limited partnership units ("Ordinary LP Units") and Subordinated LP Units, in that year.

        Options will accelerate proportionately if Alliance Atlantis sells any of its Subordinated LP Units. Participants have "tag along" rights that permit them to participate in a sale by the Corporation of its Subordinated LP Units and the Corporation has "drag along" rights that require participants to participate in a sale of Subordinated LP Units by the Corporation. Options will accelerate (a) on the sale of Movie Distribution Income Fund or the Partnership, and (b) as necessary to permit participants to participate in tag alongs and drag alongs.

        Amounts equivalent to distributions on the 600,000 Subordinated LP Units will be paid to participants pro rata immediately upon option grant and are not subject to vesting.

        With respect to vested options, a participant who (i) is fired for cause will have 30 days thereafter to exercise; (ii) resigns will continue to be entitled to exercise but not prior to the date Subordinated LP Units convert into Ordinary LP Units; and (iii) ceases employment for any other reason will be entitled to exercise at any time. Unvested options will be forfeited if a participant ceases to be employed by affiliates of the Partnership.

        The 2004 grants under the plan have been made to eligible participants.

Equity Bonus Plan

        The Alliance Atlantis Equity Bonus Plan is a cash bonus plan of $10 million payable to participating executives of the Partnership and related entities who have agreed to extend their contracts to at least June 30, 2009. Payouts will be made if the Corporation sells all or any portion of the Subordinated LP Units it indirectly owns, or if the Subordinated LP Units are converted into Ordinary LP Units of the Partnership upon satisfaction of the applicable conversion tests. Participants must remain in the employ of the Partnership or its affiliates at the time of the payout except that certain executives of the Partnership are also entitled to receive benefits under the Plan if payments become payable within 6 months after they cease to be employed. No grants have been made under the Equity Bonus Plan, however certain executives of the Partnership are each entitled to receive not less than 25% of the bonus pool.

Equity Ownership Policy

        The Board has in place an equity ownership policy (the "Equity Ownership Policy") that applies to the directors of the Corporation. The Equity Ownership Policy requires that, no later than the fifth anniversary of each director joining the Board, he or she must have acquired equity securities of the Corporation, including DSUs, with a value equal to five times the director's annual Board retainer. As at May 2, 2005, each of the nine directors with a Board tenure of at least five years have acquired equity securities with value equal to the sum of the market price of shares held plus the value of DSUs, of at least five times their annual Board retainer, and it is anticipated that the other directors will meet the requirement within the prescribed time frame.

QuickLinks

ALLIANCE ATLANTIS COMMUNICATIONS INC. ANNUAL MEETING OF SHAREHOLDERS JUNE 15, 2005 MANAGEMENT PROXY CIRCULAR
COMPENSATION OF DIRECTORS
INDEBTEDNESS
CORPORATE GOVERNANCE PROCEDURES
DIRECTORS' AND OFFICERS' LIABILITY INSURANCE
INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS
SHAREHOLDER PROPOSALS FOR NEXT YEAR'S ANNUAL MEETING
DIRECTORS' APPROVAL
APPENDIX I EQUITY COMPENSATION PLANS